FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Translation of quarterly report filed with the Japanese government pursuant to the Financial Instruments and Exchange Act of Japan

2.	Press release dated November 25, 2011 regarding realignment of battery business framework

3.	Press release dated November 25, 2011 regarding executive change and organization change

4.	Press release dated November 25, 2011 regarding commencement of tender offer by subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date November 28, 2011	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Senior Vice President and Executive Officer

(English Summary)

Quarterly Report

pursuant to Article 24-4-7.1 of

the Financial Instruments and Exchange Act of Japan

For the Second Quarter of 143rd Business Term

(from July 1, 2011 to September 30, 2011)

Hitachi, Ltd.

Tokyo, Japan

Notes:

1.	This is an English summary of the Quarterly Report filed with the Director of the Kanto Local Finance Bureau of the Financial Services Agency on November 14, 2011 pursuant to the Financial Instruments and Exchange Act of Japan. Certain information which has been previously filed with the SEC in other reports or is not material is omitted from this English summary.
2.	Unless the context indicates otherwise, the term “Company” refers to Hitachi, Ltd. and the term “Hitachi” refers to the Company and its consolidated subsidiaries.

CAUTIONARY STATEMENT

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investment in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations of the yen against other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•

uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technologies on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of, or cancellation of, long-term contracts for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•

fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum, synthetic resins, rare metals and rare-earth minerals, or shortages of materials, parts and components;

•	fluctuations in product demand and industry capacity;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials or shortages of materials, parts and components;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socioeconomic and political conditions and the regulatory and trade environment of countries where Hitachi conducts business, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports and differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•

the possibility of disruption of Hitachi’s operations in Japan by earthquakes, tsunamis or other natural disasters, including the possibility of continuing adverse effects on Hitachi’s operations as a result of the earthquake and tsunami that struck northeastern Japan on March 11, 2011;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information or that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to evaluate its significant employee benefit-related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained elsewhere in this document and in other materials published by Hitachi.

Outline

1. Consolidated Financial Summary

	(Millions of yen, except per share amounts)
	Six months ended September 30, 2010		Six months ended September 30, 2011		Year ended March 31, 2011
Revenues	4,502,451 [2,349,885	]	4,572,729 [2,422,036	]	9,315,807
Income before income taxes	263,808		133,010		432,201
Net income attributable to Hitachi, Ltd.	158,049 [71,991	]	50,949 [48,018	]	238,869
Comprehensive income	163,553		27,529		228,459
Total Hitachi, Ltd. Stockholders’ equity	1,415,077		1,450,558		1,439,865
Total equity	2,403,988		2,446,635		2,441,389
Total assets	9,318,463		9,199,139		9,185,629
Net income attributable to Hitachi, Ltd. stockholders per share, Basic (yen)	35.00 [15.94	]	11.28 [10.63	]	52.89
Net income attributable to Hitachi, Ltd. stockholders per share, Diluted (yen)	32.68		10.55		49.38
Total Hitachi, Ltd. stockholders’ equity ratio (%)	15.2		15.8		15.7
Cash flows from operating activities	377,532		93,128		841,554
Cash flows from investing activities	(105,640)		(221,761)		(260,346)
Cash flows from financing activities	(193,897)		104,027		(584,176)
Cash and cash equivalents at end of period	633,817		510,643		554,810

Notes:	1. The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States.

2. The figures of “Revenues,” “Net income attributable to Hitachi, Ltd.” and “Net income attributable to Hitachi, Ltd. stockholders per share, Basic” in square bracket are those in the three months ended September 30, 2010 and 2011, respectively.

2. Principal Businesses

There was no material change in principal businesses of Hitachi during the six months ended September 30, 2011.

Changes of businesses in each segment and major consolidated subsidiaries during the six months ended September 30, 2011 were as follows.

•	Effective from April 1, 2011, the batteries business was reclassified from the Components & Devices segment to the Automotive Systems segment.

•

Hitachi Maxell Energy, Ltd., a wholly owned subsidiary of the Company in the Automotive Systems segment, was established through a separation of its batteries business from Hitachi Maxell, Ltd. on April 1, 2011.

Business

1. Risk Factors

There was no new risk factor recognized during the six months ended September 30, 2011.

Material changes in the risk factors stated in the annual report for the 142nd business term pursuant to the Financial Instruments and Exchange Act of Japan were as follows.

Changes in “We are subject to regulatory investigations, private litigation and governmental regulations that may result in substantial costs or otherwise harm our business.”

In July 2011, a subsidiary and an affiliated company of the Company in Japan received statements of objections from the European Commission in respect of alleged antitrust violations relating to high-voltage power cables. In July 2011, a subsidiary of the Company in Japan was investigated by the Fair Trade Commission of Japan, a subsidiary in the U.S. was investigated by and received a grand jury subpoena from the Antitrust Division of the U.S. Department of Justice, the Company and a subsidiary in Europe received requests for information from the European Commission, and a subsidiary in Canada received requests for information from the Canadian Competition Bureau, all in respect of alleged antitrust violations relating to automotive equipment. In September 2011, a subsidiary of the Company in Korea received a notice of discontinuation of the investigation from the Competition Commission of Singapore in respect of alleged antitrust violations relating to optical disk drives. In October 2011, a subsidiary in Japan agreed to pay a fine in relation to the investigation from the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to optical disk drives.

Changes in “We may be subject to product liability claims that could result in significant direct or indirect costs.”

In September 2008, Chubu Electric Power Co., Inc. filed a lawsuit against the Company in the Tokyo District Court. Chubu Electric Power sought compensation in the amount of ¥41.8 billion plus interest for consequential losses from the breakdown of certain turbine vanes in the nuclear reactors at Hamaoka Nuclear Power Station. In September 2011, the Tokyo District Court issued a settlement proposal requiring the Company to pay a settlement, and the lawsuit was subsequently settled in October 2011.

Changes in “A substantial portion of our operations are conducted in Japan and earthquakes or other natural disasters or events may seriously disrupt them.”

In October 2011, the situation of floods in Thailand worsened. As a result, Hitachi suffered damages to certain of its plants and offices in Thailand. The operations of Hitachi’s suppliers and customers were adversely affected by the floods. If the effects of the flood damages continue for a long, Hitachi’s operating activities, results of operations and financial condition may be adversely affected.

2. Contracts

No material contracts were entered into during the three months ended September 30, 2011.

3. Financial Condition, Business Results and Cash Flows

(1) Outline of Business Results

Effective from April 1, 2011, there was a change in segmentation between the Automotive Systems and the Components & Devices segments. Figures for each segment, including figures for the six months ended September 30, 2010 reflect the new segmentation.

Business Results

During the six months ended September 30, 2011, the global economy showed increased concerns about deceleration of its recovery due mainly to the sluggish economy in the U.S. and European sovereign debt crisis although the Chinese economy and other emerging nations’ economies continued to grow.

The Japanese economy showed signs of recovery, even though it experienced the power supply restrictions, disruptions to supply chains for parts and components and other factors caused by the Great East Japan Earthquake of March 11.

Under these conditions, total revenues in the six months ended September 30, 2011 increased 2% compared with the six months ended September 30, 2010, to ¥4,572.7 billion. This was attributable to higher revenues in the Others, Information & Telecommunication Systems and Construction Machinery segments, despite the effects of the Great East Japan Earthquake.

Cost of sales in the six months ended September 30, 2011 increased 3% compared with the six months ended September 30, 2010, to ¥3,435.4 billion, and the ratio of cost of sales to revenues accounted for 75% in the six months ended September 30, 2011, compared with 74% in the six months ended September 30, 2010.

Selling, general and administrative expenses in the six months ended September 30, 2011 increased 2% compared with the six months ended September 30, 2010, to ¥966.6 billion and their ratio to revenues was 21% in the six months ended September 30, 2011, which was the same level as in the six months ended September 30, 2010.

Other income in the six months ended September 30, 2011 was ¥6.4 billion, a ¥69.4 billion decrease compared with the six months ended September 30, 2010, due primarily to absence of large net gains from the sale of securities such as the sale of a substantial portion of shares of IPS Alpha Technology, Ltd. recorded in the six months ended September 30, 2010. Equity in net loss of affiliated companies in the six months ended September 30, 2011 increased ¥9.2 billion compared with the six months ended September 30, 2010, to ¥14.6 billion, due mainly to recording losses at the Company’s equity method affiliated company in the semiconductor industry.

As a result of the above, income before income taxes in the six months ended September 30, 2011 decreased 50% compared with the six months ended September 30, 2010, to ¥133.0 billion.

Income taxes amounted to ¥55.2 billion in the six months ended September 30, 2011, a decrease of ¥4.0 billion compared with the six months ended September 30, 2010.

As a result of the above, net income in the six months ended September 30, 2011 decreased 62% compared with the six months ended September 30, 2010, to ¥77.7 billion.

Net income attributable to noncontrolling interests amounted to ¥26.7 billion in the six months ended September 30, 2011, a decrease of ¥19.6 billion compared with the six months ended September 30, 2010.

As a result of the above, net income attributable to Hitachi, Ltd. in the six months ended September 30, 2011 decreased 68% compared with the six months ended September 30, 2010, to ¥50.9 billion.

Business Results by Segment

The following is an overview of Hitachi’s results of operations by segment. Revenues for each segment include intersegment transactions.

(Information & Telecommunication Systems)

The segment recorded revenues of ¥797.0 billion, an increase of 3% compared with the six months ended September 30, 2010, as a result of increased revenues from software and services business due to increased sales of software and services related to storage solutions in the overseas market.

Segment profit decreased 10% compared with the six months ended September 30, 2010, to ¥31.0 billion, due mainly to the impact of the Great East Japan Earthquake.

(Power Systems)

Revenues decreased 3% compared with the six months ended September 30, 2010, to ¥372.4 billion due to lower sales of nuclear power generation systems in the aftermath of the Great East Japan Earthquake. This decrease was partially offset by higher sales of thermal power generation systems in the domestic market.

Segment profit decreased 96% compared with the six months ended September 30, 2010, to ¥0.6 billion due primarily to the impact of the Great East Japan Earthquake and a decline in profitability of coal-fired power systems in the overseas market.

(Social Infrastructure & Industrial Systems)

The segment recorded revenues of ¥513.5 billion, an increase of 1% compared with the six months ended September 30, 2010 due to higher sales of railway systems in the overseas market and increased sales of industrial equipment for the manufacturing industry. This increase was partially offset by lower sales of plant-related equipment and construction.

Segment profit decreased 41% compared with the six months ended September 30, 2010, to ¥6.3 billion, as a result of decline in profitability of plant-related equipment and construction due to lower sales.

(Electronic Systems & Equipment)

Revenues increased 1% compared with the six months ended September 30, 2010, to ¥533.5 billion, due primarily to higher sales of Hitachi Medical Corporation resulting from consolidating Aloka Co., Ltd. (currently Hitachi Aloka Medical, Ltd.) in January 2011. This increase was partially offset by lower sales in the liquid crystal displays -related products, parts and components sales business at Hitachi High-Technologies Corporation.

Segment profit increased 31% compared with the six months ended September 30, 2010, to ¥21.3 billion, reflecting higher earnings at Hitachi Kokusai Electric Inc. and Hitachi Koki Co., Ltd. due mainly to efforts to reduce costs.

(Construction Machinery)

Revenues increased 6% compared with the six months ended September 30, 2010, to ¥355.8 billion as a result of an increase in the shipments of hydraulic excavators due primarily to strong demand in the emerging markets, particularly in the Asian markets, as well as in the Japanese and the U.S. markets, mainly in the lease industries. This increase was partially offset by lower demand in China for hydraulic excavators and the impact of the yen’s appreciation.

Segment profit increased 42% compared with the six months ended September 30, 2010, to ¥25.8 billion, due to higher sales of services and parts and components, centered on mining machinery, and due to cost cutting.

(High Functional Materials & Components)

Revenues in the six months ended September 30, 2011 were ¥700.6 billion, which were the same level as in the six months ended September 30, 2010. Although, Hitachi Metals, Ltd. and Hitachi Cable, Ltd. recorded higher sales, sales at Hitachi Chemical Co., Ltd. declined due to lower demand for semiconductor- and liquid crystal displays-related materials, as well as lower automobile production because of the Great East Japan Earthquake.

Segment profit decreased 33% compared with the six months ended September 30, 2010, to ¥33.8 billion due to a decrease in profits at Hitachi Chemical, Hitachi Metals and Hitachi Cable because of the impact of the Great East Japan Earthquake, and decreased sales owing to lower demand for electronics materials and components, including semiconductor- and liquid crystal displays-related materials.

(Automotive Systems)

Revenues increased 2% compared with the six months ended September 30, 2010, to ¥388.1 billion despite the impact of a drop in automobile production in Japan after the Great East Japan Earthquake at the beginning of the six months ended September 30, 2011. This increase in revenues primarily reflected increased demand reflecting a recovery in automobile production in Japan in the latter half of six months ended September 30, 2011, and strong growth in sales of lithium-ion batteries for smartphones.

Segment profit increased 161% compared with the six months ended September 30, 2010, to ¥14.7 billion, due mainly to cost reductions.

(Components & Devices)

Revenues were ¥367.4 billion, a decrease of 7% compared with the six months ended September 30, 2010, due primarily to decrease in revenues from hard disc drives affected by price declines and the yen’s appreciation.

Segment profit decreased 65% compared with the six months ended September 30, 2010, to ¥12.6 billion, due mainly to decline in profitability of the hard disc drives business.

(Digital Media & Consumer Products)

Revenues decreased 7% compared with the six months ended September 30, 2010, to ¥471.3 billion. This decline in revenues reflected lower sales of optical disk drive-related products owing to shortages of parts and components caused by the Great East Japan Earthquake and to the yen’s appreciation. Lower sales of flat-panel TVs due to lower sales prices also contributed to the decreased revenues. However, this decreased revenues were partially offset by higher sales of air-conditioning equipment mainly in Japan, spurred by demand for upgrading to energy-saving models.

Segment profit decreased 53% compared with the six months ended September 30, 2010, to ¥5.2 billion, due primarily to decreased earnings from optical disk drive-related products and flat-panel TVs owing to lower sales.

(Financial Services)

Revenues decreased 3% compared with the six months ended September 30, 2010, to ¥181.4 billion, due to lower revenues in the finance services business at Hitachi Capital Corporation in the aftermath of the Great East Japan Earthquake. This decrease was partially offset by higher revenues from the overseas business in particular from the Asian market at Hitachi Capital.

Segment profit increased 26% compared with the six months ended September 30, 2010, to ¥14.1 billion, reflecting higher earnings at Hitachi Capital because of increased revenues from the overseas and new businesses and reduced financing and credit costs.

(Others)

Revenues were ¥467.8 billion, an increase of 25% compared with the six months ended September 30, 2010 due to higher revenues at Hitachi Transport System, Ltd. owing to the effect of making Vantec Corporation a consolidated subsidiary in April 2011 and healthy growth in sales in third-party logistics solutions.

Segment profit increased 27% compared with the six months ended September 30, 2010, to ¥16.3 billion.

Revenues by Market

Revenues in Japan in the six months ended September 30, 2011 were ¥2,572.4 billion, an increase of 2% compared with the six months ended September 30, 2010 due primarily to higher revenues in the Others segment reflecting higher revenues at Hitachi Transport System due mainly to the consolidation of Vantec and healthy growth in sales in third-party logistics solutions. This effect was partially offset by decline in revenues in the Components & Devices and Electronic Systems & Equipment segments.

Overseas revenues increased 1% compared with the six months ended September 30, 2010, to ¥2,000.3 billion. This result was attributable to higher revenues in the Others segment due primarily to the consolidation of Vantec at Hitachi Transport System and higher revenues in the Electronic Systems & Equipment and Information & Telecommunication Systems segments, partially offset by declined revenues in the Digital Media & Consumer Products and Power Systems segments.

As a result, the ratio of overseas revenues to total revenues was 44%, which was the same level as in the six months ended September 30, 2010.

(2) Summary of Financial Position, etc.

Liquidity and Capital Resources

During the six months ended September 30, 2011, the Company had no major changes in the policies of maintaining liquidity and ensuring funds, efforts for improvement in fund management efficiency, and ideas regarding funding sources and fundraising.

Cash Flows

(Cash flows from operating activities)

Net income in the six months ended September 30, 2011 decreased ¥126.7 billion compared with the six months ended September 30, 2010, to ¥77.7 billion, due primarily to decreased operating income. Decrease in receivables in the six months ended September 30, 2011 was ¥29.3 billion, a ¥179.7 billion decrease compared with the six months ended September 30, 2010. Increase in inventories in the six months ended September 30, 2011 was ¥227.6 billion, a ¥44.9 billion increase compared with the six months ended September 30, 2010. These fluctuations were attributable to continuing influence of delay in shipment of products and customers’ acceptance inspection caused by the Great East Japan Earthquake. As a result of the foregoing, operating activities provided net cash of ¥93.1 billion in the six months ended September 30, 2011, a ¥284.4 billion decrease compared with the six months ended September 30, 2010.

(Cash flows from investing activities)

A net sum of ¥150.1 billion in the six months ended September 30, 2011 was recorded as investments related to property, plant and equipment, where the collection of investments in leases, the proceeds from disposal of property, plant and equipment and the proceeds from disposal of tangible assets and software to be leased were subtracted from the amount of the capital expenditures, the purchase of intangible assets and the purchase of tangible assets and software to be leased. This net sum increased by ¥26.0 billion compared with the six months ended September 30, 2010. Purchase of investments in securities and shares of newly consolidated subsidiaries in the six months ended September 30, 2011 increased ¥19.9 billion compared with the six months ended September 30, 2010, to ¥101.2 billion, due primarily to the purchase of shares of Vantec and the U.S. company operating network storage business. Proceeds from sale of investments in securities and shares of consolidated subsidiaries resulting in deconsolidation in the six months ended September 30, 2011 decreased ¥93.3 billion compared with the six months ended September 30, 2010, to ¥26.5 billion, due mainly to absence of large selling such as selling shares of IPS Alpha Technology in the six months ended September 30, 2010. As a result of the foregoing, investing activities used net cash of ¥221.7 billion in the six months ended September 30, 2011, an increase of ¥116.1 billion compared with the six months ended September 30, 2010.

(Cash flows from financing activities)

Net increase in short-term debt was ¥321.3 billion, an increase of ¥237.6 billion compared with the six months ended September 30, 2010, due primarily to the issuance of commercial paper ready to an increase in demands for working capital. A net sum of ¥190.7 billion in the six months ended September 30, 2011 was recorded as payments related to long-term debt, where the payments on long-term debt were subtracted from the proceeds from long-term debt. This net outflow decreased by ¥70.6 billion compared with the six months ended September 30, 2010. Financing activities provided net cash of ¥104.0 billion in the six months ended September 30, 2011, in contrast to the net cash of ¥193.8 billion used in operating activities in the six months ended September 30, 2010.

As a result of the above items, in the six months ended September 30, 2011 cash and cash equivalents decreased ¥44.1 billion, to ¥510.6 billion as of September 30, 2011. Free cash flows, the sum of cash flows from operating and investing activities, were an outflow of ¥128.6 billion in the six months ended September 30, 2011, compared with an inflow of ¥271.8 billion in the six months ended September 30, 2010.

Assets, Liabilities, and Stockholders’ Equity

Total assets as of September 30, 2011 were ¥9,199.1 billion, an increase of ¥13.5 billion from March 31, 2011. This was due mainly to an increase in inventories owing to seasonal reasons and influence of the Great East Japan Earthquake.

Total interest-bearing debt as of September 30, 2011, which is the sum of short-term debt, long-term debt and non-recourse borrowings of consolidated securitization entities, increased to ¥2,641.1 billion, a ¥119.5 billion increase from March 31, 2011. This was due mainly to an increase in short-term debt, mainly owing to the issuance of commercial paper in response to an increase in demands for working capital.

Noncontrolling interests as of September 30, 2011 decreased by ¥5.4 billion from March 31, 2011, to ¥996.0 billion.

Total Hitachi, Ltd. stockholders’ equity as of September 30, 2011 increased by ¥10.6 billion from March 31, 2011, to ¥1,450.5 billion. As a result, the ratio of stockholders’ equity to total assets was 15.8%, compared with 15.7% as of March 31, 2011. The ratio of the interest-bearing debt to the total equity (the sum of total Hitachi, Ltd. stockholders’ equity and noncontrolling interests) increased to 1.08, compared with 1.03 as of March 31, 2011, due mainly to an increase in the short-term debt.

(3) Business Strategy

There was no material change in Hitachi’s business strategy during the six months ended September 30, 2011.

4. Research and Development Expense (Consolidated basis)

(Billions of yen)
Segment	Six months ended September 30, 2011
Information & Telecommunication Systems	41.8
Power Systems	7.6
Social Infrastructure & Industrial Systems	11.1
Electronic Systems & Equipment	23.0
Construction Machinery	7.7
High Functional Materials & Components	22.7
Automotive Systems	25.4
Components & Devices	34.6
Digital Media & Consumer Products	11.7
Financial Services	0.1
Others	1.1
Corporate	11.6

Total	199.1

5. Annual Plan of Capital Expenditures (Accrual basis)

	(Billions of yen)
Segment	Year ending March 31, 2012 (Previous Forecast)	Year ending March 31, 2012 (Revised Forecast)
Information & Telecommunication Systems	49.0	48.0
Power Systems	30.0	28.0
Social Infrastructure & Industrial Systems	36.0	33.0
Electronic Systems & Equipment	23.0	25.0
Construction Machinery	70.0	64.0
High Functional Materials & Components	85.0	74.0
Automotive Systems	39.0	45.0
Components & Devices	50.0	43.0
Digital Media & Consumer Products	19.0	19.0
Financial Services	338.0	311.0
Others	37.0	42.0
Eliminations & Corporate items	(6.0)	(8.0)

Total	770.0	724.0

Note:	The figures shown in the table above include investment in leasing assets.

Information on the Company

1. Capital as of September 30, 2011	409,131 million yen

2. Matters Concerning Shares

Authorized (Common Stock)	10,000,000,000 shares
Shares Issued (Common Stock)
Number of shares issued as of September 30, 2011:	4,520,157,581 shares	*
Number of shares issued as of November 14, 2011:	4,520,157,581 shares	**

*	Number of shares issued increased 6,309 shares during the three months ended September 30, 2011, due to exercise of stock acquisition rights pertaining to the bonds.
**	This number does not include number of shares issued due to exercise of stock acquisition rights pertaining to the bonds from November 1, 2011 to November 14, 2011.

The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan and on the New York Stock Exchange overseas.

3. Major Shareholders

	(As of September 30, 2011)
Name of Shareholders	Number of Shares Owned (Shares)	Percentage to Total Shares Issued (%)
1 The Master Trust Bank of Japan, Ltd. (Trust Account)	309,995,000	6.86
2 Japan Trustee Services Bank, Ltd. (Trust Account)	262,937,000	5.82
3 State Street Bank and Trust Company 505224	144,894,399	3.21
4 NATS CUMCO	141,522,820	3.13
5 SSBT OD05 Omnibus Account - Treaty Clients	130,546,040	2.89
6 Hitachi Employees’ Shareholding Association	126,856,384	2.81
7 Nippon Life Insurance Company	98,173,195	2.17
8 Japan Trustee Services Bank, Ltd. (Trust Account 9)	81,202,000	1.80
9 The Dai-Ichi Life Insurance Company, Limited	71,361,222	1.58
10 State Street Bank and Trust Company 505225	68,657,081	1.52

Notes:	1. NATS CUMCO is the nominee name of the depositary bank, Citibank, N.A., for the aggregate of the Company’s American Depositary Receipts (ADRs) holders.
2. The number of shares held by The Dai-Ichi Life Insurance Company includes its contribution of 6,560,000 shares to the retirement allowance trust (the holder of said shares, as listed in the Shareholders’ Register, is “Dai-Ichi Life Insurance Account, Retirement Allowance Trust, Mizuho Trust & Banking Co., Ltd.”)
3. The Company received a copy of filing made to the Kanto Local Finance Bureau. This filing represents report on beneficial ownership of more than 5% of total issued voting shares under the Financial Instruments and Exchange Act of Japan. The summary of the copy is as follows.

Name of owners	The Sumitomo Trust and Banking Company, Limited etc.
Date of event which requires reporting	May 13, 2011
Amount of shares beneficially owned by the reporting person	232,928,697 shares
Percentage to total shares issued	5.15%

Name of owners	Mitsubishi UFJ Trust and Banking Corporation etc.
Date of event which requires reporting	May 23, 2011
Amount of shares beneficially owned by the reporting person	237,294,613 shares
Percentage to total shares issued	5.24%

4. Total Number of Voting Rights Held by All the Shareholders

4,489,148 voting rights (as of September 30, 2011)

5. Change in Senior Management

Retirement of Director [Effective as of September 30, 2011]

Name	Position
Michiharu Nakamura	Director

Financial Statements

CONSOLIDATED BALANCE SHEETS

Hitachi, Ltd. and Subsidiaries

September 30, 2011 and March 31, 2011

	Millions of yen
Assets	September 30, 2011	March 31, 2011
Current assets:
Cash and cash equivalents (note 5)	510,643	554,810
Short-term investments (note 3)	10,611	16,598

Trade receivables, net of allowance for doubtful receivables of ¥34,082 million as of September 30, 2011 and ¥36,763 million as of March 31, 2011:
Notes (notes 5, 12 and 20)	101,534	100,694
Accounts (notes 5 and 20)	1,969,230	1,990,225
Investments in leases (notes 5 and 20)	221,419	228,346
Current portion of financial assets transferred to consolidated securitization entities (notes 5 and 20)	107,927	183,559
Inventories (note 4)	1,520,854	1,341,768
Prepaid expenses and other current assets (note 5)	509,279	484,029

Total current assets	4,951,497	4,900,029

Investments and advances, including affiliated companies (notes 3 and 5)	576,007	614,145
Property, plant and equipment:
Land	483,485	471,155
Buildings	1,925,829	1,909,825
Machinery and equipment	5,515,600	5,528,889
Construction in progress	83,468	53,558

	8,008,382	7,963,427
Less accumulated depreciation	5,876,265	5,852,157

Net property, plant and equipment	2,132,117	2,111,270

Intangible assets (note 6):
Goodwill	229,240	171,500
Other intangible assets	364,827	356,518

Total intangible assets	594,067	528,018

Financial assets transferred to consolidated securitization entities (notes 5 and 20)	250,671	304,160
Other assets (notes 5 and 20)	694,780	728,007

Total assets	9,199,139	9,185,629

See accompanying notes to consolidated financial statements.

	Millions of yen
Liabilities and Equity	September 30, 2011	March 31, 2011
Current liabilities:
Short-term debt	786,709	472,588
Current portion of long-term debt	269,710	338,218
Current portion of non-recourse borrowings of consolidated securitization entities (note 5)	136,663	190,868

Trade payables:
Notes	19,084	20,430
Accounts	1,245,310	1,236,758
Accrued expenses (note 12)	912,728	933,918
Income taxes	28,763	73,514
Advances received	382,750	395,605
Other current liabilities	436,799	426,925

Total current liabilities	4,218,516	4,088,824

Long-term debt	1,278,889	1,300,311
Non-recourse borrowings of consolidated securitization entities (note 5)	169,132	219,566
Retirement and severance benefits	855,393	891,815
Other liabilities	230,574	243,724

Total liabilities	6,752,504	6,744,240

Commitments and contingencies (note 12)

Equity (note 11):
Common stock (note 8)	409,131	409,129
Capital surplus	602,154	603,133
Legal reserve and retained earnings (note 10)	959,432	922,036
Accumulated other comprehensive loss	(518,746)	(493,062)
Treasury stock, at cost (note 9)	(1,413)	(1,371)

Total Hitachi, Ltd. stockholders’ equity	1,450,558	1,439,865

Noncontrolling interests (note 11)	996,077	1,001,524

Total equity	2,446,635	2,441,389

Total liabilities and equity	9,199,139	9,185,629

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2011 and 2010

	Millions of yen
	2011	2010
Revenues	4,572,729	4,502,451

Cost of sales	(3,435,428)	(3,333,831)
Selling, general and administrative expenses	(966,687)	(950,572)

Impairment losses for long-lived assets (note 13)	(6,175)	(5,869)
Restructuring charges (note 14)	(1,170)	(1,547)
Interest income	7,282	6,336
Dividends income	3,992	2,757
Other income (note 15)	6,496	75,918
Interest charges	(14,008)	(12,427)
Other deductions (note 15)	(19,368)	(14,026)
Equity in net loss of affiliated companies	(14,653)	(5,382)

Income before income taxes	133,010	263,808

Income taxes	(55,287)	(59,371)

Net income	77,723	204,437

Less net income attributable to noncontrolling interests	26,774	46,388

Net income attributable to Hitachi, Ltd.	50,949	158,049

	Yen
Net income attributable to Hitachi, Ltd. stockholders per share (note 16):
Basic	11.28	35.00
Diluted	10.55	32.68

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Hitachi, Ltd. and Subsidiaries

Three months ended September 30, 2011 and 2010

	Millions of yen
	2011	2010
Revenues	2,422,036	2,349,885

Cost of sales	(1,809,418)	(1,739,367)
Selling, general and administrative expenses	(494,407)	(480,945)

Impairment losses for long-lived assets (note 13)	(6,144)	(5,767)
Restructuring charges (note 14)	(608)	(1,416)
Interest income	3,432	3,165
Dividends income	934	547
Other income (note 15)	466	3,962
Interest charges	(6,975)	(6,121)
Other deductions (note 15)	(15,131)	(3,789)
Equity in net loss of affiliated companies	(2,329)	(630)

Income before income taxes	91,856	119,524

Income taxes	(30,398)	(32,555)

Net income	61,458	86,969

Less net income attributable to noncontrolling interests	13,440	14,978

Net income attributable to Hitachi, Ltd.	48,018	71,991

	Yen
Net income attributable to Hitachi, Ltd. stockholders per share (note 16):
Basic	10.63	15.94
Diluted	9.94	14.88

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2011 and 2010

	Millions of yen
	2011	2010
Cash flows from operating activities:
Net income	77,723	204,437
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	172,221	189,850
Amortization	56,841	56,503
Impairment losses for long-lived assets	6,175	5,869
Equity in net loss of affiliated companies	14,653	5,382
Gain on sale of investments in securities and other	(740)	(73,414)
Impairment of investments in securities	3,108	919
Gain on disposal of rental assets and other property	(6,355)	(2,691)
Decrease in receivables	29,398	209,121
Increase in inventories	(227,670)	(182,760)
(Increase) decrease in prepaid expenses and other current assets	(17,272)	38,727
Increase (decrease) in payables	32,719	(16,091)
Decrease in accrued expenses and retirement and severance benefits	(32,117)	(23,124)
Decrease in accrued income taxes	(6,498)	(12,052)
Decrease in other current liabilities	(26,878)	(61,979)
Net change in lease receivables related to the Company’s and its subsidiaries’ products	18,291	13,639
Other	(471)	25,196

Net cash provided by operating activities	93,128	377,532

Cash flows from investing activities:
Capital expenditures	(138,284)	(112,683)
Purchase of intangible assets	(48,531)	(46,436)
Purchase of tangible assets and software to be leased	(126,813)	(139,404)
Proceeds from disposal of property, plant and equipment	13,794	13,580
Proceeds from disposal of tangible assets and software to be leased	9,988	9,687
Collection of investments in leases	139,704	151,205
Purchase of investments in securities and shares of newly consolidated subsidiaries	(101,249)	(81,348)
Proceeds from sale of investments in securities and shares of consolidated subsidiaries resulting in deconsolidation	26,525	119,856
Refund of deposit received for sale of investment in affiliated company	—	(43,550)
Other	3,105	23,453

Net cash used in investing activities	(221,761)	(105,640)

Cash flows from financing activities:
Increase in short-term debt, net	321,302	83,638
Proceeds from long-term debt	192,168	142,978
Payments on long-term debt	(382,875)	(404,293)
Proceeds from sale of common stock by subsidiaries	187	290
Dividends paid to Hitachi, Ltd. stockholders	(13,505)	(12)
Dividends paid to noncontrolling interests	(11,688)	(10,440)
Acquisition of common stock for treasury	(64)	(51)
Proceeds from sales of treasury stock	19	34
Purchase of shares of consolidated subsidiaries from noncontrolling interest holders	(1,278)	(2,300)
Proceeds from sale of shares of consolidated subsidiaries from noncontrolling interest holders	4	225
Other	(243)	(3,966)

Net cash provided by (used in) financing activities	104,027	(193,897)

Effect of consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810 (Note 5)	—	12,030
Effect of exchange rate changes on cash and cash equivalents	(19,561)	(33,792)

Net increase (decrease) in cash and cash equivalents	(44,167)	56,233
Cash and cash equivalents at beginning of period	554,810	577,584

Cash and cash equivalents at end of period	510,643	633,817

See accompanying notes to consolidated financial statements.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

(1)	Nature of Operations

Hitachi, Ltd. (the Company) is a Japanese corporation, whose principal office is located in Japan. The Company’s and its subsidiaries’ businesses are diverse, and include information and telecommunication systems, power systems, social infrastructure and industrial systems, electronic systems and equipment, construction machinery, high functional materials and components, automotive systems, components and devices, digital media and consumer products, financial services, and others including logistics services.

(2)	Basis of Presentation and Summary of Significant Accounting Policies

(a)	Basis of Presentation

The Company and its domestic subsidiaries keep their books of account in accordance with the financial accounting standards of Japan, and its foreign subsidiaries in accordance with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared to reflect the adjustments which are necessary to conform to accounting principles generally accepted in the United States of America. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities (VIEs) for which the Company or any of its consolidated entities is the primary beneficiary. The definition of a VIE is included in Accounting Standards Codification (ASC) 810, “Consolidation.” This guidance addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The consolidated financial statements include accounts of certain subsidiaries whose closing dates differ from September 30 by 93 days or less to either comply with local statutory requirements or facilitate timely reporting. There have been no significant transactions, which would materially affect the Company’s financial position and results of operations, with such subsidiaries during the period from their closing dates to September 30. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation.

Investments in corporate joint ventures and affiliated companies, where the Company has the ability to exercise significant influence over operational and financial policies generally by holding 20 - 50% ownership, are accounted for under the equity method. Investments where the Company does not have significant influence are accounted for under the cost method.

(c)	Income Taxes

The Company computes interim income tax provisions by applying an estimated annual effective tax rate, which is reasonably determined considering the factors that will affect the tax rate including non-taxable transactions, tax credits and valuation allowances, to income before income taxes in accordance with the provisions for interim reporting included in ASC 740, “Income Taxes.” The effect of a change in judgment about the realization of deferred tax assets is recognized in the interim period in which the change occurs.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

(d)	Accounting Changes

The Company adopted the provisions of ASC 860, “Transfers and Servicing” amended by Accounting Standards Update (ASU) 2009-16, “Accounting for Transfers of Financial Assets” on April 1, 2010. These provisions remove the concept of a qualifying special-purpose entity and remove the exception from the application of variable interest accounting to qualifying special-purpose entities. These provisions modify the financial-components approach used to account for transfers of financial assets, limits the circumstances in which a transferor derecognizes a portion or component of a financial asset when the transferor has not transferred the original financial asset to an entity and/or when the transferor has continuing involvement with the financial asset, and establishes the “participating interests” conditions for reporting a transfer. The provisions also require enhanced disclosures to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement.

The Company adopted the provisions of ASC 810, “Consolidation” amended by ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” on April 1, 2010. These provisions establish how a company determines when an entity that is insufficiently capitalized or is not controlled through voting or similar rights should be consolidated. The determination of whether a company is required to consolidate an entity is based on qualitative information such as an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The provisions also require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity.

The effect of the adoption of the provisions amended by ASU 2009-16 and ASU 2009-17 is presented in note 5.

The Company adopted the provisions of ASC 605-25, “Revenue Recognition – Multiple Element Arrangements,” amended by Accounting Standards Update (ASU) 2009-13, “Multiple-Deliverable Revenue Arrangements.” on April 1, 2011. The provisions supersede certain provisions regarding multiple element arrangements in ASC 605-25. The provisions require an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices (the relative selling price method) following an established selling price hierarchy for determining the selling price of a deliverable, and eliminating the use of the residual method for multiple element arrangements subject to ASC 605-25. The provisions require both ongoing disclosures regarding an entity’s multiple-deliverable revenue arrangements as well as certain transitional disclosures during periods after adoption. Entities may elect to adopt the provisions through either prospective application for revenue arrangements entered into, or materially modified, after the effective date or through retrospective application to all revenue arrangements for all periods presented.

The Company adopted the provisions of ASC 985, “Software,” amended by ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements.” on April 1, 2011. The provisions affect how entities account for revenue arrangements that contain both tangible products and software elements. Previously, arrangements containing both tangible products and software were accounted for based on the provisions regarding revenue recognition included in ASC 985, “Software,” if the software is considered more than incidental to the product or service. The provisions change revenue recognition for tangible products containing software elements and non-software elements that function together to deliver the tangible product’s essential functionality by eliminating them from the scope of ASC 985. An entity must select the same transition method and same period for the adoption for both this guidance and the revisions to the multiple-deliverable revenue arrangements guidance required by ASU 2009-13.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

For revenue arrangements entered into or materially modified after April 1, 2011, the Company recognizes revenue based on the new provisions. Most of the Company’s multiple element arrangements comprise a deliverable such as information technology system products, machinery and equipment, installation of software, service including maintenance and others. The Company had recognized revenue for each element when vender specific objective evidence (VSOE) or third-party evidence (TPE) was established. If VSOE or TPE of any undelivered item was not established, revenue from the entire arrangements was deferred until the delivery of the last element. Under the new provisions, for non-software elements such as machinery or equipment, if VSOE or TPE is not established, arrangement consideration is allocated to each separate element based on the best estimate of the selling price and the Company recognizes revenue for each separate element. The effect of the adoption of these provisions is not material to our financial statements.

The accounting policy that the Company applies is as follows.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.

The Company offers multiple solutions to meet its customers’ needs. Those solutions may involve the delivery or performance of multiple elements, such as products, services, or rights to use assets, and performance may occur at different points in time or over different periods of time. When one element is delivered prior to the other in an arrangement, revenue is deferred until the delivery of the last element, unless transactions are such that the delivered item has value to the customer on a standalone basis, delivery or performance of the undelivered item is considered probable and substantially in the control of the Company if the arrangement includes a general right of return relative to the delivered item. If both conditions described above are met, each element in an arrangement is considered a separate unit of accounting, and the arrangement consideration is allocated to the separate units of accounting based on the relative selling price method. Under the relative selling price method, VSOE should be used if it exists. However, when VSOE does not exist, TPE should be used. If neither VSOE nor TPE exists for all elements in a multiple element arrangement, the arrangement consideration is allocated to the separate units of accounting based on the best estimate of selling price. The Company determines the best estimate of selling price for multiple elements by considering various factors including, but not limited to, overall market conditions, including geographic or regional specific market factors, competitor prices for similar items, profit objective and pricing practices.

In multiple element arrangements that include software that is more than incidental to the products or services as a whole and does not function together to deliver the tangible product’s essential funcionality, the Company allocates revenue for each element based on its relative fair value, as evidenced by VSOE. When VSOE of the delivered elements are unable to be established, the Company uses the residual method.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

Product Sales:

Revenue from sales of products is recognized when title and risk of loss have been transferred to the customer depending upon the terms of the contract or arrangement with the customer. The Company’s policy is not to accept product returns unless the products are defective. The conditions of delivery are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specification are not recorded as revenue. When the final payment is subject to customer acceptance, a portion of revenue for the amount of the final payment is deferred until an enforceable claim has become effective. Product warranties are offered on the Company’s and certain subsidiaries’ products and a warranty accrual is established when sales are recognized based on estimated future costs of repair and replacement principally using historical experience of warranty claims. Revenue from separately priced extended warranty and product maintenance contracts is deferred and recognized in income on a straight-line basis over the contract period except in those circumstances in which sufficient historical evidence indicates that the costs of performing services under the contract are incurred on other than a straight-line basis.

Price protection is provided to retailers of the Company’s consumer products business and others to compensate the customer retailers for a decline in the product’s value due mainly to competition. Price protection granted to the customers is classified as a reduction of revenue in the consolidated statements of operations. In addition, it is the Company’s policy to accrue reasonably and reliably estimated price adjustments at the later of the date at which the related sales are recognized, or the date at which price protection is offered. The estimate is made based primarily upon historical experience or agreement on the adjustment rate and the number of units that are subject to such adjustment (e.g., units in distribution channels).

Product revenues which are recognized upon delivery, installation or acceptance by the customer include information technology system products, construction equipment, displays, disk drives, televisions, air conditioners, batteries, magnetic tapes, high functional materials, cable products, automotive equipment, semiconductor manufacturing equipment, test and measurement equipment, railway vehicles, medical electronic devices, industrial machinery and equipment, elevators and escalators.

Revenue from sales of tangible products under long-term construction type arrangements, in connection with the construction of nuclear, thermal and hydroelectric power plants, are recognized under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognized as a percentage of estimated total revenue that incurred costs to date bear to estimated total costs after giving effect to estimates of costs to complete based upon the most recent information. Any anticipated losses on fixed price contracts are charged to operations when such losses can be estimated. Provisions are made for contingencies in the period in which they become known pursuant to specific contract terms and conditions and are estimable. When reasonably dependable estimates of contract revenues and costs and the extent of progress toward completion do not exist, the completed-contract method of accounting is applied. A contract is complete when either acceptance by the customer is given or compliance with performance specifications is achieved, whichever is appropriate under the relevant contractual terms.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

The Company recognizes software revenue in accordance with the provisions of ASC 985, “Software.” Revenue from software consists primarily of software licensing, customized software development and post contract customer support. Revenues from software license arrangements are recognized upon delivery of the software if evidence of the arrangement exists, pricing is fixed or determinable and collectibility is reasonably assured. Revenue from a software arrangement that requires significant production, modification or customization of software is recognized using the percentage-of-completion method provided that reasonably dependable estimates related to contract revenue, cost and the extent of progress toward completion exist. Otherwise, the completed-contract method is applied. Customization of software is considered substantially completed when an acceptance by the customer occurs. Revenue from post contract customer support is amortized over the period of the post contract customer support. Consulting and training services revenues are recognized when the services are rendered.

Service Revenues:

Service revenues from maintenance and distribution services are recognized upon completion of service delivery. Revenue from time-based service contracts is recognized as services are rendered. Revenue from long-term fixed price service contracts such as support or maintenance contracts is recognized ratably over the contractual period. If historical data shows that the accrual of service cost is not fixed and the service is rendered in proportion to the accrual of the cost for the service, revenue is recognized based on the pattern of the cost accrual. Finance lease income is recognized at level rates of return over the term of the leases. Operating lease income is recognized on a straight-line basis over the term of the lease.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

(3)	Investments in Securities and Affiliated Companies

Short-term investments as of September 30, 2011 and March 31, 2011 are as follows:

	Millions of yen
	September 30, 2011	March 31, 2011
Investments in securities:
Available-for-sale securities
Government debt securities	3,957	2,907
Corporate debt securities	6,414	11,041
Other securities	200	2,610
Held-to-maturity securities	40	40

	10,611	16,598

Investments and advances, including affiliated companies as of September 30, 2011 and March 31, 2011 are as follows:

	Millions of yen
	September 30, 2011	March 31, 2011
Investments in securities:
Available-for-sale securities
Equity securities	124,706	145,816
Government debt securities	331	325
Corporate debt securities	23,291	27,039
Other securities	6,220	6,697
Held-to-maturity securities	352	355
Cost-method investments	46,902	48,144
Investments in affiliated companies	296,641	316,443
Advances and other	77,564	69,326

	576,007	614,145

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

The following tables are summaries of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheet classifications as of September 30, 2011 and March 31, 2011.

	Millions of yen
	September 30, 2011
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Government debt securities	3,957	—	—	3,957
Corporate debt securities	6,016	448	50	6,414
Other securities	198	2	—	200

	10,171	450	50	10,571

Investments and advances:
Equity securities	82,857	46,153	4,304	124,706
Government debt securities	314	17	—	331
Corporate debt securities	22,509	1,075	293	23,291
Other securities	6,300	47	127	6,220

	111,980	47,292	4,724	154,548

	122,151	47,742	4,774	165,119

	Millions of yen
	March 31, 2011
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Government debt securities	2,907	—	—	2,907
Corporate debt securities	10,798	252	9	11,041
Other securities	2,608	2	—	2,610

	16,313	254	9	16,558

Investments and advances:
Equity securities	84,856	63,390	2,430	145,816
Government debt securities	311	14	—	325
Corporate debt securities	25,818	1,640	419	27,039
Other securities	6,684	99	86	6,697

	117,669	65,143	2,935	179,877

	133,982	65,397	2,944	196,435

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

The following tables are summaries of gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of September 30, 2011 and March 31, 2011.

	Millions of yen
	September 30, 2011
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
Short-term investments:
Corporate debt securities	2,169	38	986	12

Investments and advances:
Equity securities	14,114	2,891	4,585	1,413
Corporate debt securities	6,339	212	4,546	81
Other securities	36	1	231	126

	20,489	3,104	9,362	1,620

	22,658	3,142	10,348	1,632

	Millions of yen
	March 31, 2011
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
Short-term investments:
Corporate debt securities	5,691	9	—	—

Investments and advances:
Equity securities	9,378	1,183	4,381	1,247
Corporate debt securities	8,355	306	4,933	113
Other securities	100	40	215	46

	17,833	1,529	9,529	1,406

	23,524	1,538	9,529	1,406

Equity securities consist primarily of stocks issued by Japanese listed companies. Government debt securities consist primarily of Japan treasury bonds. Corporate debt securities consist primarily of structured bonds. Other securities consist primarily of investment funds.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

The following table represents the purchases, proceeds from the sale, gross realized gains on the sale, and gross realized loss on the sale of available-for-sale securities for the six months ended September 30, 2011 and 2010.

	Millions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2010
Purchase	14,674	23,888
Proceeds from the sale	967	9,812
Gross realized gain on the sale	389	2,617
Gross realized loss on the sale	—	384

The following table represents the purchases, proceeds from the sale, gross realized gains on the sale, and gross realized loss on the sale of available-for-sale securities for the three months ended September 30, 2011 and 2010.

	Millions of yen
	Three months ended September 30, 2011	Three months ended September 30, 2010
Purchase	1,507	11,868
Proceeds from the sale	954	5,386
Gross realized gain on the sale	384	1,224
Gross realized loss on the sale	—	230

The contractual maturities of debt securities and other securities classified as investments and advances in the consolidated balance sheet as of September 30, 2011 are as follows:

	Millions of yen
	Held-to-Maturity	Available-for-sale	Total
Due within five years	352	13,423	13,775
Due after five years through ten years	—	5,109	5,109
Due after ten years	—	11,310	11,310

	352	29,842	30,194

Expected redemptions may differ from contractual maturities because some of these securities are redeemable at the option of the issuers.

The aggregate carrying amounts of cost-method investments which were not evaluated for impairment as of September 30, 2011 and March 31, 2011 were ¥45,189 million and ¥43,797 million, respectively, mainly because it is not practicable to estimate the fair value of the investments due to lack of a market price and difficulty in estimating fair value without incurring excessive cost and the Company did not identify any events or changes in circumstances that might have had a significant adverse effect on their fair value.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

(4)	Inventories

Inventories as of September 30, 2011 and March 31, 2011 are summarized as follows:

	Millions of yen
	September 30, 2011	March 31, 2011
Finished goods	542,394	533,724
Work in process	705,108	566,127
Raw materials	273,352	241,917

	1,520,854	1,341,768

(5)	Securitizations

The Company and certain subsidiaries securitize certain financial assets, such as lease, trade and mortgage loans receivable, and arrange other forms of asset-backed financing for the purpose of providing diversified and stable fund raising as part of their ongoing securitization activities. Historically, they have used Hitachi-supported and third-party Special Purpose Entities (SPEs) to execute securitization transactions funded with commercial paper and other borrowings. These securitization transactions are similar to those used by many financial institutions.

Investors in these entities only have recourse to the assets owned by the entity and not to their general credit, unless noted below. The Company and certain subsidiaries do not provide non-contractual support to SPEs and do not have implicit support arrangements with any SPEs. The majority of their involvement with SPEs related to the securitization activities are assisting in the formation and financing of an entity, providing limited credit enhancements, servicing the assets and receiving fees for services provided.

A portion of these lease, trade and mortgage loans receivable is transferred to SPEs sponsored by financial institutions, which operate those SPEs as a part of their businesses. Accordingly, the amount of assets transferred by the Company and its subsidiaries is considerably small compared to the total assets of the SPEs sponsored by these financial institutions that purchase a large amount of assets from entities other than the Company and its subsidiaries. In certain transactions, investors have recourse with a scope that is considerably limited.

The transferred assets have similar risks and characteristics to the Company’s and certain subsidiaries’ receivables recorded on the consolidated balance sheets. Accordingly, the performance, such as collections or expected credit loss, of these transferred assets has been similar to the receivables recorded on the consolidated balance sheets for the Company and certain subsidiaries; however, the blended performance of the pools of transferred assets reflects the eligibility screening requirements that the Company and certain subsidiaries apply to determine which receivables are selected for transfer. Therefore, the blended performance may differ from receivables recorded on the consolidated balance sheets.

Most of the transactions transferring lease and mortgage loans receivable utilized securitization trusts prior to April 1, 2010. In those transactions, certain subsidiaries initially transferred the receivables to trusts that had satisfied the conditions of Qualifying SPEs (QSPEs), and received the beneficial interests in trusts originated from the transferred assets. Subsequently, the subsidiaries transferred the interests to and received cash as consideration from SPEs that were not former QSPEs, as a part of securitization arrangements.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

In accordance with the new consolidation provisions effective April 1, 2010, the Company and certain subsidiaries are deemed to have a controlling financial interest and are the primary beneficiary of an SPE if it has both the power to direct the activities of the SPE that most significantly impact the SPE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the SPE. As a result of adoption of these provisions, the Company consolidated former QSPEs that were unconsolidated prior to April 1, 2010 using the carrying amounts of the SPEs’ assets and liabilities as of April 1, 2010.

The incremental impact of adoption of these provisions on the Company’s consolidated balance sheet as of April 1, 2010 is set forth in the following table. A net reduction of total equity of ¥17,919 million was principally relating to the reversal of previously recognized gains on sales of financial assets as a cumulative effect adjustment.

Millions of yen
Net increase (decrease)
Cash and cash equivalents	12,030
Current portion of financial assets transferred to consolidated securitization entities	339,875
Prepaid expenses and other current assets	(33,283)
Investments and advances, including affiliated companies	(117,370)
Financial assets transferred to consolidated securitization entities	457,104
Other assets	12,202

Total assets	670,558

Current portion of long-term debt	(4,898)
Current portion of non-recourse borrowings of consolidated securitization entities	347,367
Other current liabilities	(55,163)
Long-term debt	(2,081)
Non-recourse borrowings of consolidated securitization entities	403,252

Total liabilities	688,477

Legal reserve and retained earnings	(7,732)
Accumulated other comprehensive loss	(2,977)
Noncontrolling interests	(7,210)

Total equity	(17,919)

Consolidated SPEs

The Company consolidated SPEs mainly because the Company has both the power to direct the activities of the SPEs that most significantly impact the SPEs’ economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the SPEs. The consolidated SPEs are mainly trusts for the securitizations of lease receivables and mortgage loans receivable.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

The tables below summarize the assets and liabilities of the consolidated SPEs as of September 30, 2011 and March 31, 2011 by type of transferred financial assets that those SPEs hold:

	Millions of yen
	September 30, 2011
	Lease receivables	Mortgage loans receivable	Others	Total
Cash and cash equivalents	4,315	3,043	1,143	8,501
Current portion of financial assets transferred to consolidated securitization entities	88,256	10,814	8,857	107,927
Financial assets transferred to consolidated securitization entities	83,687	163,556	3,428	250,671

Current portion of non-recourse borrowings of consolidated securitization entities:
Loans, mainly from banks	57,115	—	122	57,237
Beneficial interests in trusts	47,824	23,335	8,267	79,426

	104,939	23,335	8,389	136,663

Non-recourse borrowings of consolidated securitization entities:
Loans, mainly from banks	22,248	—	—	22,248
Beneficial interests in trusts	15,824	129,024	2,036	146,884

	38,072	129,024	2,036	169,132

	Millions of yen
	March 31, 2011
	Lease receivables	Mortgage loans receivable	Others	Total
Cash and cash equivalents	4,091	3,263	1,059	8,413
Current portion of financial assets transferred to consolidated securitization entities	109,589	11,236	62,734	183,559
Financial assets transferred to consolidated securitization entities	123,970	175,506	4,684	304,160

Current portion of non-recourse borrowings of consolidated securitization entities:
Loans, mainly from banks	75,539	—	16,512	92,051
Beneficial interests in trusts	55,396	34,178	9,243	98,817

	130,935	34,178	25,755	190,868

Non-recourse borrowings of consolidated securitization entities:
Loans, mainly from banks	51,359	—	—	51,359
Beneficial interests in trusts	34,053	131,196	2,958	168,207

	85,412	131,196	2,958	219,566

The assets and liabilities of the consolidated SPEs on the table above exclude intercompany balances that are eliminated in consolidation. Substantially, all of the assets of the consolidated SPEs can only be used to settle obligations of those SPEs.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

Transfers to unconsolidated entities

The following information is related to financial assets transferred to unconsolidated entities and accounted for as sales. Those financial assets are transferred mainly to SPEs sponsored by financial institutions.

Securitizations of lease receivables:

Hitachi Capital Corporation and certain other subsidiaries sold lease receivables to unconsolidated SPEs and other entities. Net gains recognized on the sale of these lease receivables for the six months ended September 30, 2011 and 2010 were ¥3,890 million and ¥3,926 million, respectively. Net gains recognized on the sale of these lease receivables for the three months ended September 30, 2011 and 2010 were ¥1,982 million and ¥2,198 million, respectively. The subsidiaries retained servicing responsibilities, but did not record a servicing asset or liability because the cost to service the receivables approximated the servicing income.

The table below summarizes cash flows received from and paid to the SPEs and other entities during the six months ended September 30, 2011 and 2010:

	Millions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2010
Proceeds from transfer of lease receivables	57,167	59,015

The table below summarizes cash flows received from and paid to the SPEs and other entities during the three months ended September 30, 2011 and 2010:

	Millions of yen
	Three months ended September 30, 2011	Three months ended September 30, 2010
Proceeds from transfer of lease receivables	32,522	30,105

The amounts of initial fair value of subordinated interests for the six months ended September 30, 2011 and 2010 were ¥8,447 million and ¥9,008 million, respectively. The amounts of initial fair value of subordinated interests for the three months ended September 30, 2011 and 2010 were ¥3,684 million and ¥4,314 million, respectively. The subordinated interests relating to securitizations of lease receivables are initially classified as Level 3 assets within the fair value hierarchy. The initial fair value of the subordinated interests is determined based on economic assumptions including weighted-average life, expected credit risks, and discount rates.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

Quantitative information about delinquencies, net credit losses, and components of lease receivables subject to transfer and other assets managed together as of and for the six months ended September 30, 2011 and as of and for the year ended March 31, 2011 is as follows:

	Millions of yen
	September 30, 2011
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Lease receivables	953,690	1,067	234
Assets transferred	(189,362)

Assets held in portfolio	764,328

	Millions of yen
	March 31, 2011
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Lease receivables	1,025,462	140	1,128
Assets transferred	(158,461)

Assets held in portfolio	867,001

As of September 30, 2011 and March 31, 2011, the amounts of the maximum exposure to loss were ¥46,450 million and ¥32,194 million, respectively. It mainly consists of the subordinated interests and the obligations to purchase assets with a scope that is considerably limited relating to these securitizations of lease receivables. As of September 30, 2011 and March 31, 2011, the amounts of the subordinated interests measured at fair value relating to these securitizations of lease receivables were ¥27,025 million and ¥18,941 million, respectively.

Securitizations of trade receivables excluding mortgage loans receivable:

The Company and certain subsidiaries sold trade receivables excluding mortgage loans receivable mainly to unconsolidated SPEs and other entities. During the six months ended September 30, 2011 and 2010, proceeds from the transfer of trade receivables excluding mortgage loans receivable were ¥269,726 million and ¥189,547 million, respectively, and net losses recognized on those transfers were ¥92 million and ¥166 million, respectively. During the three months ended September 30, 2011 and 2010, proceeds from the transfer of trade receivables excluding mortgage loans receivable were ¥145,646 million and ¥95,922 million, respectively, and net losses recognized on those transfers were ¥25 million and ¥83 million, respectively. The Company and certain subsidiaries retained servicing responsibilities, but did not record a servicing asset or liability because the cost to service the receivables approximated the servicing income.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

Quantitative information about delinquencies, net credit loss, and components of trade receivables excluding mortgage loans receivable subject to transfer and other assets managed together as of and for the six months ended September 30, 2011 and as of and for the year ended March 31, 2011 is as follows:

	Millions of yen
	September 30, 2011
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Trade receivables excluding mortgage loans receivable	754,220	1,947	721
Assets transferred	(211,288)

Assets held in portfolio	542,932

	Millions of yen
	March 31, 2011
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Trade receivables excluding mortgage loans receivable	733,090	2,698	1,025
Assets transferred	(232,374)

Assets held in portfolio	500,716

As of September 30, 2011 and March 31, 2011, the amounts of the maximum exposure to loss were ¥34,800 million and ¥36,067 million, respectively. It mainly consists of the subordinated interests and obligations to purchase assets with a scope that is considerably limited relating to these securitizations of trade receivables excluding mortgage loans receivable. As of September 30, 2011 and March 31, 2011, the amounts of the subordinated interests relating to these securitizations of trade receivables excluding mortgage loans receivable were ¥19,523 million and ¥16,337 million, respectively.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

(6)	Goodwill and Other Intangible Assets

Goodwill and other intangible assets included in other assets as of September 30, 2011 and March 31, 2011 are as follows:

	Millions of yen
	September 30, 2011			March 31, 2011
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Goodwill	229,240	—	229,240	171,500	—	171,500

Amortized intangible assets:
Software	739,456	618,004	121,452	727,016	612,361	114,655
Software for internal use	529,065	398,136	130,929	512,515	377,550	134,965
Patents	99,246	86,622	12,624	100,080	84,459	15,621
Other	193,972	110,509	83,463	181,362	106,422	74,940

	1,561,739	1,213,271	348,468	1,520,973	1,180,792	340,181

Indefinite-lived intangible assets	16,359	—	16,359	16,337	—	16,337

(7)	Retirement and Severance Benefits

Net periodic benefit cost for the contributory funded benefit pension plans and the unfunded lump-sum payment plans for the six months ended September 30, 2011 and 2010 consists of the following components:

	Millions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2010
Service cost	36,134	35,874
Interest cost	25,872	26,615
Expected return on plan assets for the period	(17,204)	(16,784)
Amortization of prior service benefit	(11,584)	(11,898)
Recognized actuarial loss	43,921	44,090
Transfer to defined contribution pension plan	(514)	(121)
Settlements loss	395	—
Employees’ contributions	(73)	(80)

	76,947	77,696

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

Net periodic benefit cost for the contributory funded benefit pension plans and the unfunded lump-sum payment plans for the three months ended September 30, 2011 and 2010 consists of the following components:

	Millions of yen
	Three months ended September 30, 2011	Three months ended September 30, 2010
Service cost	18,920	17,782
Interest cost	12,856	13,263
Expected return on plan assets for the period	(8,574)	(8,358)
Amortization of prior service benefit	(5,912)	(5,811)
Recognized actuarial loss	21,684	21,967
Transfer to defined contribution pension plan	(15)	—
Settlements loss	395	—
Employees’ contributions	(35)	(41)

	39,319	38,802

(8)	Common Stock

Issued shares of common stock as of September 30, 2011 and March 31, 2011 are as follows:

	0,000,000,000	0,000,000,000
	Issued shares
	September 30, 2011	March 31, 2011
Issued shares of common stock	4,520,157,581	4,520,144,964

(9)	Treasury Stock

Shares of treasury stock as of September 30, 2011 and March 31, 2011 are as follows:

	0,000,000,000	0,000,000,000
	Shares
	September 30, 2011	March 31, 2011
Shares of treasury stock	2,645,402	2,544,077

(10)	Dividends

Decision	Class of Shares	Cash dividends (Millions of yen)	Appropriation from	Cash dividends per share (Yen)	Record date	Effective Date
The Board of Directors on May 11, 2011	Common stock	13,553	Retained earnings	3.0	March 31, 2011	May 31, 2011
The Board of Directors on November 1, 2011	Common stock	13,553	Retained earnings	3.0	September 30, 2011	November 29, 2011

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

(11)	Equity

The changes in the equity for the six months ended September 30, 2011 and 2010 are summarized as follows:

	Millions of yen
	Six months ended September 30, 2011
	Total Hitachi, Ltd. stockholders’ equity	Noncontrolling interests	Total equity
Balance at beginning of period	1,439,865	1,001,524	2,441,389
Dividends to Hitachi, Ltd. stockholders	(13,553)	—	(13,553)
Dividends to noncontrolling interests	—	(11,209)	(11,209)
Equity transactions and other	(1,156)	3,635	2,479
Comprehensive income
Net income	50,949	26,774	77,723
Other comprehensive income (loss), net of income taxes and reclassification adjustments:
Foreign currency translation adjustments	(39,811)	(24,548)	(64,359)
Pension liability adjustments	26,136	1,806	27,942
Net unrealized holding gain on available-for-sale securities	(11,923)	(1,862)	(13,785)
Cash flow hedges	51	(43)	8

Comprehensive income	25,402	2,127	27,529

Balance at end of period	1,450,558	996,077	2,446,635

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

	Millions of yen
	Six months ended September 30, 2010
	Total Hitachi, Ltd. stockholders’ equity	Noncontrolling interests	Total equity
Balance at beginning of period	1,284,658	983,187	2,267,845
Effect on retained earnings due to consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810	(7,732)	(5,225)	(12,957)
Effect on accumulated other comprehensive loss due to consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810	(2,977)	(1,985)	(4,962)
Dividends to noncontrolling interests	—	(10,002)	(10,002)
Equity transactions and other	7,404	(6,893)	511
Comprehensive income
Net income	158,049	46,388	204,437
Other comprehensive income (loss), net of income taxes and reclassification adjustments:
Foreign currency translation adjustments	(43,586)	(18,163)	(61,749)
Pension liability adjustments	32,552	2,503	35,055
Net unrealized holding gain on available-for-sale securities	(13,525)	(1,733)	(15,258)
Cash flow hedges	234	834	1,068

Comprehensive income	133,724	29,829	163,553

Balance at end of period	1,415,077	988,911	2,403,988

For the three months ended September 30, 2011, total comprehensive income was ¥3,096 million, and for the three months ended September 30, 2010, total comprehensive income was ¥71,485 million.

Accumulated other comprehensive loss, net of income taxes, as of September 30, 2011 and March 31, 2011 consists of the following:

	Millions of yen
	September 30, 2011	March 31, 2011
Foreign currency translation adjustments	(292,154)	(252,206)
Pension liability adjustments	(230,429)	(256,566)
Net unrealized holding gain on available-for-sale securities	4,981	16,905
Cash flow hedges	(1,144)	(1,195)

Accumulated other comprehensive loss	(518,746)	(493,062)

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

(12)	Commitments and Contingencies

The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates and others in the amount of approximately ¥48,616 million as of September 30, 2011.

Hitachi Capital Corporation (HCC) and certain other financial subsidiaries provide guarantees to financial institutions for extending loans to customers of the subsidiaries. As of September 30, 2011, the undiscounted maximum potential future payments under such guarantees amounted to ¥349,345 million. For providing these guarantees, the subsidiaries obtain collateral appropriate for the amount of the guarantees, and therefore, the Company considers the risk to be low. The Company accrued ¥12,502 million as an obligation to stand ready to perform over the term of the guarantees in the event the customer cannot make scheduled payments.

The subsidiaries provide certain revolving lines of credit to their credit card holders in accordance with the terms of the credit card business customer service contracts. In addition, the Company and HCC provide loan commitments to affiliates and others.

The outstanding balance of these revolving lines of credit, credit facilities and loan commitments as of September 30, 2011 is as follows:

Millions of yen
Total commitment available	11,064
Less amount utilized	849

Balance available	10,215

A portion of these revolving lines of credit is pending credit approval and cannot be utilized.

The Company and certain subsidiaries have line of credit arrangements with banks in order to secure a financing source for business operations. The unused lines of credit as of September 30, 2011 amounted to ¥510,449 million, primarily related to unused lines of credit belonging to the Company. The Company maintains commitment line agreements with a number of banks and pays commissions as consideration. These commitment agreements generally provide a one-year term, and are subject to renewal at the end of the term. The unused availability under these agreements as of September 30, 2011 amounted to ¥200,000 million. The Company also maintains another commitment line agreement, whose three years and two months term ends in May 2013, with financing companies. The unused availability under this agreement as of September 30, 2011 amounted to ¥200,000 million.

It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable. As of September 30, 2011 and March 31, 2011, the Company and subsidiaries were contingently liable for trade notes discounted and endorsed in the following amounts:

	september 30	september 30
	Millions of yen
	September 30, 2011	March 31, 2011
Notes discounted	2,488	3,593
Notes endorsed	1,862	1,851

	4,350	5,444

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

A certain subsidiary is contingently liable for the transfer of export receivables with recourse. As of September 30, 2011, the amount of transfer of export receivables with recourse was ¥7,337 million.

The Company and its subsidiaries provide warranties for certain of their products. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. The changes in accrued product warranty costs for the six months ended September 30, 2011 and 2010 are summarized as follows:

	three months ended	three months ended
	Millions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2010
Balance at beginning of period	55,329	56,957
Expense recognized upon issuance of warranties	6,555	9,060
Usage	(9,459)	(9,791)
Other, including effect of foreign currency translation	(1,285)	(2,070)

Balance at end of period	51,140	54,156

The changes in accrued product warranty costs for the three months ended September 30, 2011 and 2010 are summarized as follows:

	three months ended	three months ended
	Millions of yen
	Three months ended September 30, 2011	Three months ended September 30, 2010
Balance at beginning of period	54,714	54,935
Expense recognized upon issuance of warranties	2,379	5,820
Usage	(4,671)	(5,067)
Other, including effect of foreign currency translation	(1,282)	(1,532)

Balance at end of period	51,140	54,156

On June 15, 2006, Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. shut down due to turbine damage. As a precautionary measure, on July 5, 2006, Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company, which uses the same type of turbines, was shut down for an examination of the turbines and the examination revealed damage to the turbine vanes. The Company accrued a provision for the repair costs.

In September 2008, Chubu Electric Power Co., Inc. filed a lawsuit against the Company. Chubu Electric Power Co., Inc. sought compensation for consequential losses of ¥41,800 million mostly composed of the additional costs to switch to thermal power arising from the shutdown at Hamaoka Nuclear Power Station No.5. In September 2011, the Tokyo District Court issued a settlement proposal requiring the Company to pay a settlement, and the lawsuit was subsequently settled in October 2011. The Company recognized a loss relating to such settlement for the three months ended September 30, 2011. However, such loss has no material effect on the Company’s results of operations.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

In May 2009, Hokuriku Electric Power Company filed a lawsuit against the Company. Hokuriku Electric Power Company seeks compensation for consequential losses of ¥33,701 million mostly composed of the additional costs to switch to thermal power arising from the shutdown at Shika Nuclear Power Station No.2. The Company is vigorously defending itself in this lawsuit. The Company has not accrued for consequential losses related to this lawsuit. However, there can be no assurance that the Company will not be liable for any amount claimed.

In January 2007, the European Commission ordered the Company and one of its affiliated companies to pay a fine for infringement of EC antitrust rules regarding alleged antitrust violations for the gas insulated switchgear equipment used at substations. In April 2007, the Company lodged an appeal with the Court of First Instance of the European Communities (currently the General Court of the European Union) requesting the court to annul the decision of the European Commission. In July 2011, the Court rejected the appeal. The Company and the affiliated company paid that fine in September 2011.

In December 2006, the Company and a subsidiary in Europe received requests for information from the European Commission, and a subsidiary in Japan received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice, all in respect of alleged antitrust violations relating to liquid crystal displays. The Japanese subsidiary paid the fine in relation to the investigation by the Antitrust Division of the U.S. Department of Justice in June 2009.

In June 2007, the Company received requests for information from the European Commission in respect of alleged antitrust violations relating to dynamic random access memories. In May 2010, the European Commission ordered the Company to pay a fine for infringement of EC antitrust rules. The Company paid that fine in August 2010.

In November 2007, a subsidiary of the Company in the U.S. received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to cathode ray tubes. In addition, in November 2007, two subsidiaries in Asia and in Europe received requests for information from the European Commission. Furthermore, in November 2007, a subsidiary in Canada received requests for information from the Canadian Competition Bureau.

In June 2009, a subsidiary of the Company in Japan received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice and received requests for information from the European Commission, and a subsidiary of the Company in Korea was investigated in Singapore by the Competition Commission of Singapore, all in respect of alleged antitrust violations relating to optical disk drives. In September 2011, the Korean subsidiary received a notice of discontinuation of the investigation from the Competition Commission of Singapore. In October 2011, the Japanese subsidiary agreed to pay a fine in relation to the investigation from the Antitrust Division of the U.S. Department of Justice. These subsidiaries accrued the reasonably estimated amount for the loss in relation to the investigation.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

In July 2011, a subsidiary and an affiliated company of the Company in Japan received a statement of objections from the European Commission in respect of alleged antitrust violations relating to high-voltage power cables. These companies accrued the reasonably estimated amount for the loss.

In July 2011, a subsidiary of the Company in Japan was investigated by the Fair Trade Commission of Japan, a subsidiary in the U.S. was investigated by and received a grand jury subpoena from the Antitrust Division of the U.S. Department of Justice, the Company and a subsidiary in Europe received requests for information from the European Commission, and a subsidiary in Canada received requests for information from the Canadian Competition Bureau, all in respect of alleged antitrust violations relating to automotive equipment.

The Company and these companies have cooperated with the competent authorities in connection with the above matters. Depending upon the outcome of these matters, fines or surcharge payments, the amount of which is uncertain, may be imposed on them. In addition, subsequent to these actions by the competent authorities, civil disputes, including class action lawsuits, involving the Company and some of these companies have arisen in a number of countries, including in the U.S. and Canada. A reasonably estimated amount was accrued for the potential losses in relation to certain of these civil disputes.

Depending upon the outcome of the above legal proceedings, there may be an adverse effect on the consolidated financial position or results of operations. Currently the Company is unable to estimate the adverse effect, if any, of many of these proceedings. Accordingly, except as otherwise stated, no accrual for potential loss has been made. The actual amount of fines, surcharge payments or any other payments resulting from these legal proceedings may be different from the accrued amounts.

In addition to the above, the Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on the consolidated financial position or results of operations of the Company and subsidiaries.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

(13)	Impairment Losses for Long-Lived Assets

For the six months and three months ended September 30, 2011, the majority of the impairment losses were recorded on property, plant and equipment located in Japan. For the six months and three months ended September 30, 2011, the High Functional Materials & Components segment recognized a loss of ¥6,021 million and ¥5,991 million, respectively, primarily due to restructuring of its semiconductor package material businesses as a result of a recent decrease in demand of the market. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

For the six months and three months ended September 30, 2010, the majority of the impairment losses were recorded on property, plant and equipment located in Japan and China. For the six months and three months ended September 30, 2010, the Components & Devices segment recognized a loss of ¥4,314 million and ¥4,295 million, respectively, primarily due to a specific type of liquid crystal display components that was projected to have lower production as a result of a recent decrease in demand of the market. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

(14)	Restructuring Charges

Certain losses incurred in the reorganization of the Company’s operations are considered restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the six months ended September 30, 2011 and 2010 are as follows:

	September 30, 2011	September 30, 2011
	Millions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2010
Special termination benefits	1,120	1,464
Loss on fixed assets	50	83

	1,170	1,547

Components and related amounts of the restructuring charges, before the related tax effects, for the three months ended September 30, 2011 and 2010 are as follows:

	September 30, 2011	September 30, 2011
	Millions of yen
	Three months ended September 30, 2011	Three months ended September 30, 2010
Special termination benefits	582	1,333
Loss on fixed assets	26	83

	608	1,416

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

The Company and certain subsidiaries provided special termination benefits to those employees voluntarily leaving the companies. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits were accepted by the employees. An analysis of the accrued special termination benefits and one-time termination benefits, which certain subsidiaries provided due to the subsidiaries’ liquidations, for the six months ended September 30, 2011 and 2010 is as follows:

	Three months ended	Three months ended
	Millions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2010
Balance at beginning of the period	3,358	8,170
New charges	1,120	1,464
Cash payments	(3,584)	(6,536)
Foreign currency exchange rate changes	(13)	(80)

Balance at end of the period	881	3,018

An analysis of the accrued special termination benefits for the three months ended September 30, 2011 and 2010 is as follows:

	Three months ended	Three months ended
	Millions of yen
	Three months ended September 30, 2011	Three months ended September 30, 2010
Balance at beginning of the period	1,872	4,735
New charges	582	1,333
Cash payments	(1,557)	(3,056)
Foreign currency exchange rate changes	(16)	6

Balance at end of the period	881	3,018

The restructuring charges for the six months and three months ended September 30, 2010 mainly consist of special termination benefits for the early-terminated employees of subsidiaries for the purpose of reducing costs and improving profitability in the Components & Devices segment.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

(15)	Other Income and Other Deductions

The following items are included in other income or other deductions for the six months ended September 30, 2011 and 2010.

	Millions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2010
Net gain (loss) on securities	(4,112)	72,300
Net gain on sale and disposal of rental assets and other property	6,496	3,618
Exchange loss	(14,940)	(13,547)

The following items are included in other income or other deductions for the three months ended September 30, 2011 and 2010.

	Millions of yen
	Three months ended September 30, 2011	Three months ended September 30, 2010
Net gain (loss) on securities	(3,136)	1,975
Net gain on sale and disposal of rental assets and other property	466	1,987
Exchange loss	(11,822)	(3,551)

The major component of net gain on securities for the six months ended September 30, 2010 was related to a sale of shares of IPS Alpha Technology, Ltd., a former affiliated company accounted for by the equity method.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

(16)	Net Income Per Share Information

The reconciliations of the numbers and the amounts used in the basic and diluted net income attributable to Hitachi, Ltd. stockholders per share computations for the six months ended September 30, 2011 and 2010 are as follows:

	Number of shares
	Six months ended September 30, 2011	Six months ended September 30, 2010
Weighted average number of shares on which basic net income per share is calculated	4,517,498,130	4,515,838,589
Effect of dilutive securities:
Unsecured convertible bonds (due 2014)	313,433,487	315,433,607

Number of shares on which diluted net income per share is calculated	4,830,931,617	4,831,272,196

	Millions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2010
Net income attributable to Hitachi, Ltd. stockholders	50,949	158,049
Effect of dilutive securities:
Unsecured convertible bonds (due 2014)	35	36
Other	(12)	(220)

Net income attributable to Hitachi, Ltd. stockholders on which diluted net income per share is calculated	50,972	157,865

	Yen
Net income attributable to Hitachi, Ltd. stockholders per share:
Basic	11.28	35.00
Diluted	10.55	32.68

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

The reconciliations of the numbers and the amounts used in the basic and diluted net income attributable to Hitachi, Ltd. stockholders per share computations for the three months ended September 30, 2011 and 2010 are as follows:

	Number of shares
	Three months ended September 30, 2011	Three months ended September 30, 2010
Weighted average number of shares on which basic net income per share is calculated	4,517,470,449	4,515,845,449
Effect of dilutive securities:
Unsecured convertible bonds (due 2014)	313,429,502	315,430,702

Number of shares on which diluted net income per share is calculated	4,830,899,951	4,831,276,151

	Millions of yen
	Three months ended September 30, 2011	Three months ended September 30, 2010
Net income attributable to Hitachi, Ltd. stockholders	48,018	71,991
Effect of dilutive securities:
Unsecured convertible bonds (due 2014)	18	18
Other	(0)	(100)

Net income attributable to Hitachi, Ltd. stockholders on which diluted net income per share is calculated	48,036	71,909

	Yen
Net income attributable to Hitachi, Ltd. stockholders per share:
Basic	10.63	15.94
Diluted	9.94	14.88

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

(17)	Concentrations of Credit Risk

The Company and its subsidiaries generally do not have significant concentrations of credit risk to any counterparties nor any regions because they are diversified and spread globally.

(18)	Derivative Instruments and Hedging Activities

Overall risk profile

The major manufacturing bases of the Company and its subsidiaries are located in Japan and Asia. The selling bases are located globally, and the Company and its subsidiaries generated approximately 45% of their sales from overseas for the six months ended September 30, 2011. These overseas sales are mainly denominated in the U.S. dollar or Euro. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates.

The Company’s financing subsidiaries in the U.K., the U.S. and Singapore issue variable rate medium-term notes mainly through the Euro markets to finance their overseas long-term operating capital. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates and interest rates.

The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations because most of the counterparties are internationally recognized financial institutions that are rated A or higher and contracts are diversified into a number of major financial institutions.

The Company and its subsidiaries have an insignificant amount of derivative instruments containing credit-risk-related contingent features, such as provisions that require the Company’s debt to maintain an investment grade credit rating from each of the major credit rating agencies.

Risk management policy

The Company and its subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. It is the Company’s principal policy that the Company and its subsidiaries do not enter into derivative financial instruments for speculation purposes.

Foreign currency exchange rate risk management

The Company and its subsidiaries have assets and liabilities which are exposed to foreign currency exchange rate risk and, as a result, they enter into forward exchange contracts and cross currency swap agreements for the purpose of hedging these risk exposures.

In order to fix the future net cash flows principally from trade receivables and payables recognized, which are denominated in foreign currencies, the Company and its subsidiaries on a monthly basis measure the volume and due date of future net cash flows by currency. In accordance with the Company’s policy, a certain portion of measured net cash flows is covered using forward exchange contracts, which principally mature within one year.

The Company and its subsidiaries enter into cross currency swap agreements with the same maturities as underlying debt to fix cash flows from long-term debt denominated in foreign currencies. The hedging relationship between the derivative financial instrument and its hedged item is highly effective in achieving offsetting changes in foreign currency exchange rates.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

Interest rate risk management

The Company’s and certain subsidiaries’ exposure to interest rate risk is related principally to long-term debt obligations. Management believes it is prudent to minimize the variability caused by interest rate risk.

To meet this objective, the Company and certain subsidiaries principally enter into interest rate swaps to manage fluctuations in cash flows. The interest rate swaps entered into are receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company and certain subsidiaries receive variable interest rate payments on long-term debt associated with medium-term notes and make fixed interest rate payments, thereby creating fixed interest rate long-term debt.

Certain financing subsidiaries mainly finance a portion of their operations using long-term debt with a fixed interest rate and lend funds at variable interest rates. Therefore, such companies are exposed to interest rate risk. Management believes it is prudent to minimize the variability caused by interest rate risk. To meet this objective, certain financing subsidiaries principally enter into interest rate swaps converting the fixed rate to a variable rate to manage fluctuations in fair value resulting from interest rate risk. Under the interest rate swaps, certain financing subsidiaries receive fixed interest rate payments associated with long-term debt, including medium-term notes, and make variable interest rate payments, thereby creating variable-rate long-term debt.

The hedging relationship between the interest rate swaps and its hedged item is highly effective in achieving offsetting changes in cash flows and fair value resulting from interest rate risk.

Fair value hedge

Changes in the fair value of both recognized assets and liabilities, and derivative financial instruments designated as fair value hedges of these assets and liabilities are recognized in other income (deductions). Derivative financial instruments designated as fair value hedges include forward exchange contracts associated with operating transactions, cross currency swap agreements and interest rate swaps associated with financing transactions.

Cash flow hedge

Foreign currency exposure:

Changes in the fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

Interest rate exposure:

Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

(19)	Fair Value

ASC 820 establishes a fair value hierarchy that prioritizes the use of observable inputs in markets over the use of unobservable inputs when measuring fair value as follows:

Level 1

Quoted prices for identical assets or liabilities in active markets.

Level 2

Quoted prices for similar assets or liabilities in active markets; quoted prices associated with transactions that are not distressed for identical or similar assets or liabilities in markets that are not active; or valuations whose significant inputs are derived from or corroborated by observable market data.

Level 3

Valuations using inputs that are not observable.

Investments in debt and equity securities

Investment securities of which quoted market prices are available to determine their fair value are included in Level 1. Level 1 securities include available-for-sale securities such as listed stocks on exchange markets, debt securities such as Japan treasury bonds and U.S. treasury bonds and exchange traded funds.

In the absence of an active market for investment securities, quoted prices for similar investment securities, quoted prices associated with transactions that are not distressed for identical or similar investment securities or other relevant information including market interest rate curves, referenced credit spreads or default rates, are used to determine fair value. These investments are included in Level 2. Level 2 securities include short-term investments and available-for-sale securities such as listed stocks traded over-the-counter, investment funds and debt securities traded over-the-counter.

In infrequent circumstances, the significant inputs of fair value for investment securities are unobservable and the Company mainly uses an income or market approach to corroborate relevant information provided by financial institutions. These investments are included in Level 3. Level 3 securities include available-for-sale securities such as subordinated debentures and structured bonds with little market activity.

Derivatives

Closing prices are used for derivatives included in Level 1, which are traded on active markets. The majority of derivatives are traded on over-the-counter markets, which the Company does not deem to represent active markets. Derivative assets and liabilities for which fair value is based on quoted prices associated with transactions that are not distressed, in markets that are not active, or based on models using interest rate curves and forward and spot prices for currencies and commodities are included in Level 2. Derivatives included in Level 2 primarily consist of interest rate swaps, cross-currency swaps and foreign currency and commodity forward and option contracts. In infrequent circumstances, the significant inputs of fair value are unobservable and the Company mainly uses an income or market approach to corroborate relevant information provided by financial institutions. These derivatives are included in Level 3.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

Subordinated interests resulting from securitization

When fair value is determined using observable inputs, including prices of recent transactions in markets that are not distressed, subordinated interests are included in Level 2. When significant inputs are not observable, fair value is determined based on economic assumptions used in measuring the fair value of the subordinated interests, including weighted-average life, expected credit risks, and discount rates, and the subordinated interests are included in Level 3.

The following tables present the assets and liabilities that are measured at fair value on a recurring basis and the fair value hierarchy classification as of September 30, 2011 and March 31, 2011. The carrying values on the consolidated balance sheets are recorded by the fair value of these assets and liabilities.

	Millions of yen
	September 30, 2011
	Total Balance	Fair value hierarchy classification
		Level 1	Level 2	Level 3
Assets:
Investments in securities
Equity securities	124,706	123,933	773	—
Government debt securities	4,288	4,275	13	—
Corporate debt securities	29,705	—	4,688	25,017
Other	6,420	5,988	432	—
Derivatives	30,459	—	30,459	—
Subordinated interests resulting from securitization	45,357	—	—	45,357

	240,935	134,196	36,365	70,374

Liabilities:
Derivatives	(6,891)	—	(6,891)	—

	Millions of yen
	March 31, 2011
	Total Balance	Fair value hierarchy classification
		Level 1	Level 2	Level 3
Assets:
Investments in securities
Equity securities	145,816	145,069	747	—
Government debt securities	3,232	3,219	13	—
Corporate debt securities	38,080	—	5,154	32,926
Other	9,307	6,434	2,873	—
Derivatives	22,057	—	22,057	—
Subordinated interests resulting from securitization	34,066	—	—	34,066

	252,558	154,722	30,844	66,992

Liabilities:
Derivatives	(10,988)	—	(10,988)	—

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

The following tables present the changes in Level 3 instruments measured on a recurring basis for the six months ended September 30, 2011 and 2010.

	Millions of yen
	Six months ended September 30, 2011
	Corporate debt securities	Subordinated interests resulting from securitization	Total
Balance at beginning of period	32,926	34,066	66,992
Purchases	3,418	18,322	21,740
Sales	(1,492)	—	(1,492)
Settlements	(8,900)	(5,600)	(14,500)
Total gains or losses (realized/unrealized)
Included in earnings (a)	(1,093)	97	(996)
Included in other comprehensive income	158	(1,528)	(1,370)

Balance at end of period	25,017	45,357	70,374

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at September 30, 2011	(1,085)	—	(1,085)

(a)	Level 3 gains and losses (realized and unrealized) included in earnings for the six months ended September 30, 2011 are reported in other income (deductions) for corporate debt securities and are reported in revenue for subordinated interests resulting from securitization.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

	Millions of yen
	Six months ended September 30, 2010
	Corporate debt securities	Subordinated interests resulting from securitization	Total
Balance at beginning of period	28,933	115,417	144,350
Effect of consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810 (a)	—	(113,651)	(113,651)
Purchases, sales, issuances and settlements	3,501	8,175	11,676
Total gains or losses (realized/unrealized)
Included in earnings (b)	327	—	327
Included in other comprehensive income	1,630	—	1,630

Balance at end of period	34,391	9,941	44,332

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at September 30, 2010	—	—	—

(a)	A portion of subordinated interests resulting from securitization was eliminated because of the consolidation of securitization entities.

(b)	Level 3 gains and losses (realized and unrealized) included in earnings for the six months ended September 30, 2010 are reported in other income (deductions) for corporate debt securities and are reported in revenue for subordinated interests resulting from securitization.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

The following tables present the changes in Level 3 instruments measured on a recurring basis for the three months ended September 30, 2011 and 2010.

	Millions of yen
	Three months ended September 30, 2011
	Corporate debt securities	Subordinated interests resulting from securitization	Total
Balance at beginning of period	30,022	37,508	67,530
Purchases	1,600	11,565	13,165
Sales	(692)	—	(692)
Settlements	(5,100)	(2,713)	(7,813)
Total gains or losses (realized/unrealized)
Included in earnings (a)	(789)	43	(746)
Included in other comprehensive income	(24)	(1,046)	(1,070)

Balance at end of period	25,017	45,357	70,374

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at September 30, 2011	(785)	—	(785)

(a)	Level 3 gains and losses (realized and unrealized) included in earnings for the three months ended September 30, 2011 are reported in other income (deductions) for corporate debt securities and are reported in revenue for subordinated interests resulting from securitization.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

	Millions of yen
	Three months ended September 30, 2010
	Corporate debt securities	Subordinated interests resulting from securitization	Total
Balance at beginning of period	33,214	5,653	38,867
Purchases, sales, issuances and settlements	908	4,288	5,196
Total gains or losses (realized/unrealized)
Included in earnings (a)	(1)	—	(1)
Included in other comprehensive income	270	—	270

Balance at end of period	34,391	9,941	44,332

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at September 30, 2010	—	—	—

(a)	Level 3 gains and losses (realized and unrealized) included in earnings for the three months ended September 30, 2010 are reported in other income (deductions) for corporate debt securities and are reported in revenue for subordinated interests resulting from securitization.

Assets that are measured at fair value during the period on a non-recurring basis because they are deemed to be impaired are not included in the above tables.

The Company writes down the carrying amount of equity-method and cost-method investments on the consolidated balance sheets when the Company deems the decline of fair value to be other-than-temporary. The fair value of the equity-method investments which are listed on an active market is included in Level 1. The fair value of equity-method investments determined using an income approach, based on discounted cash flows using unobservable inputs is included in Level 3. Also, a weighted-average fair value determined using both a market approach and an income approach, which incorporate both observable inputs, such as quoted market prices of comparable companies, and discounted cash flow using unobservable inputs, is included in Level 3. The Company calculates discounted cash flows of these equity-method investments based on business forecasts, market trends, and assumptions of projected business plans. The Company uses both a market approach and an income approach to determine the fair value of the cost-method investments. The fair value based on observable inputs such as quoted market prices of similar investments is included in Level 2. The fair value primarily based on discounted cash flows using unobservable inputs based on business forecasts, market trends, and assumptions of projected business plans is included in Level 3.

The Company also writes down the carrying amount of long-lived assets on the consolidated balance sheets mainly when the Company deems the carrying amount of certain long-lived assets is not recoverable and exceeds its fair value. The Company mainly uses an income approach or a market approach to calculate the fair value of long-lived assets. These measurements are included in Level 3 since they are based primarily on discounted cash flows using unobservable inputs based on business forecasts, market trends, and assumptions of projected business plans.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

The following tables present the assets measured at fair value on a non-recurring basis and the gains or losses recognized for the six months ended September 30, 2011 and 2010.

	Millions of yen
	Six months ended September 30, 2011
	Fair value hierarchy classification			Total gains (losses)
	Level 1	Level 2	Level 3
Long-lived assets (a)
High Functional Materials & Components segment	—	—	357	(6,021)
Other	—	—	0	(154)

Total	—	—	357	(6,175)

(a)	The carrying value as of September 30, 2011 is not equal to the fair value at the time of impairment because of depreciation expense subsequent to impairment.

	Millions of yen
	Six months ended September 30, 2010
	Fair value hierarchy classification			Total gains (losses)
	Level 1	Level 2	Level 3
Long-lived assets (a)
Components & Devices segment	—	—	894	(4,314)
Other	—	—	2,542	(1,555)

Total	—	—	3,436	(5,869)

(a)	The carrying value as of September 30, 2010 is not equal to the fair value at the time of impairment because of depreciation expense subsequent to impairment.

The following tables present the assets measured at fair value on a non-recurring basis and the gains or losses recognized for the three months ended September 30, 2011 and 2010.

	Millions of yen
	Three months ended September 30, 2011
	Fair value hierarchy classification			Total gains (losses)
	Level 1	Level 2	Level 3
Long-lived assets
High Functional Materials & Components segment	—	—	348	(5,991)
Other	—	—	0	(153)

Total	—	—	348	(6,144)

	Millions of yen
	Three months ended September 30, 2010
	Fair value hierarchy classification			Total gains (losses)
	Level 1	Level 2	Level 3
Long-lived assets
Components & Devices segment	—	—	894	(4,295)
Other	—	—	1,049	(1,472)

Total	—	—	1,943	(5,767)

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

(20)	Financing Receivables and Allowance for Doubtful Receivables

Financing receivables from equipment leases, installment arrangements, mortgage loans, and other receivables with a contractual maturity of one year or more are subject to disclosure as reported in this note. Trade receivables from sales of products or services that have contractual maturities of one year or less are excluded from financing receivables. Finance lease receivables are recorded based on the total minimum payments to be received and unguaranteed residual values less executory costs and unearned income. Installment loans, mortgage loans and other long-term receivables are reported on the amortized cost basis.

The Company classifies financing receivables aggregated and categorized as finance leases, installment loans, mortgage loans, and other, based on the nature of risks and characteristics as described below.

Finance leases are receivables from lease arrangements, including products manufactured by the Company and certain of its subsidiaries, such as information technology equipment, manufacturing machinery and equipment and construction machinery, typically secured by underlying assets. The primary locations of finance leases are Japan, United States, United Kingdom and China mainland. The lease terms range from three to six years. The non-specific allowance for doubtful receivables is collectively determined on the basis of past collection experience, consideration of current economic conditions and changes in our customer collection trends as well as other factors that may affect the customers’ ability to pay.

Installment loans represent receivables from arrangements with customers and dealers to provide financing primarily for products manufactured by the Company and certain of its subsidiaries, such as manufacturing machinery. Installment loans are typically secured by underlying assets. The primary locations of installment loans are Japan, United States and United Kingdom. The loan term is generally less than three years. The non-specific allowance is collectively determined on the basis of past collection experience, consideration of current economic conditions and changes in our customer collection trends as well as other factors that may affect the customers’ ability to pay.

Mortgage loans are financing receivables from residential loan arrangements for individuals. Mortgage loans are usually arranged with collateral. The primary location of mortgage loans is Japan; more than fifty percent of mortgage loans are arranged for employees of the Company and its domestic subsidiaries. The term of mortgage loans is usually less than 30 years. The non-specific allowance is collectively determined on the basis of past collection experience, consideration of current economic conditions and changes in our customer collection trends as well as other factors that may affect the customers’ ability to pay.

The subsidiaries in the financial services segment also provide services such as factoring, loan servicing, and other forms of commercial financing. Financing receivables resulting from those services are classified into “other” category. The contractual maturities associated with those services generally range over one to three years. The non-specific allowance is collectively determined on the basis of past collection experience, consideration of current economic conditions and changes in our customer collection trends as well as other factors that may affect the customers’ ability to pay.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

Also, common to all financing receivables, the Company and its subsidiaries individually evaluate collectability of financing receivables either by discounted cash flow analyses when they determine principal and interest of a financing receivable cannot be collected or by estimating the fair value of related collateral when applicable and further estimating the allowance for doubtful receivables. The Company and its subsidiaries have proprietary credit quality indicators appropriate to the unique characteristics of their operations and the nature of their financing receivable portfolios. Based on such indicators as the duration of overdue payments, the unpaid amounts, the existence of extended payment terms, evaluation by third-party credit agencies, and the degree of debtors’ excessive debt, the Company and its subsidiaries classify and monitor their financial receivables into two categories: the individually evaluated receivables, and the collectively evaluated receivables.

Interest income for long-term financing receivables is recognized on the accrual basis.

As of September 30, 2011 and March 31, 2011, financing receivables include past due receivables in the amount of ¥9,919 million and ¥9,714 million, respectively. Of these amounts, financing receivables past due 90 days or more and still accruing interest amounted to ¥1,846 million and ¥2,846 million, respectively.

The following table presents the allowance for doubtful receivables and recorded investment in financing receivables as of September 30, 2011, and changes in the allowance for the six months ended September 30, 2011.

	Millions of yen
	September 30, 2011
	Finance leases	Installment loans	Mortgage loans	Other	Total
Allowance for doubtful receivables
Balance, March 31, 2011	6,136	2,420	231	7,842	16,629
Provision	2,341	760	117	1,656	4,874
Recovery and other	(2,047)	(616)	(134)	(1,063)	(3,860)
Write off	(345)	(355)	—	(1,193)	(1,893)

Balance, September 30, 2011	6,085	2,209	214	7,242	15,750

Applicable to amounts; Individually evaluated for impairment	2,475	926	98	4,354	7,853

Applicable to amounts; Collectively evaluated for impairment	3,610	1,283	116	2,888	7,897

Financing receivables
Balance, September 30, 2011	770,413	124,069	207,435	206,772	1,308,689

Applicable to amounts; Individually evaluated for impairment	8,436	1,815	1,188	8,802	20,241

Applicable to amounts; Collectively evaluated for impairment	761,977	122,254	206,247	197,970	1,288,448

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

The following table presents the changes in the allowance for the three months ended September 30, 2011.

	Millions of yen
	September 30, 2011
	Finance leases	Installment loans	Mortgage loans	Other	Total
Allowance for doubtful receivables
Balance, June 30, 2011	6,009	2,342	179	8,074	16,604
Provision	1,165	190	43	404	1,802
Recovery and other	(883)	(170)	(8)	(548)	(1,609)
Write off	(206)	(153)	—	(688)	(1,047)

Balance, September 30, 2011	6,085	2,209	214	7,242	15,750

The following table presents the allowance for doubtful receivables and recorded investment in financing receivables as of March 31, 2011

	Millions of yen
	March 31, 2011
	Finance leases	Installment loans	Mortgage loans	Other	Total
Allowance for doubtful receivables
Balance, March 31, 2011	6,136	2,420	231	7,842	16,629

Applicable to amounts; Individually evaluated for impairment	1,620	906	88	5,082	7,696

Applicable to amounts; Collectively evaluated for impairment	4,516	1,514	143	2,760	8,933

Financing receivables
Balance, March 31, 2011	873,137	126,957	218,222	217,515	1,435,831

Applicable to amounts; Individually evaluated for impairment	4,515	1,252	1,113	9,718	16,598

Applicable to amounts; Collectively evaluated for impairment	868,622	125,705	217,109	207,797	1,419,233

In addition, as of September 30, 2011 and March 31, 2011, the amounts of impaired loans relating to receivables which arose from sales of products or services are ¥46,535 million and ¥43,628 million, respectively.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

(21)	Acquisitions and Divestitures

On September 2, 2011, Hitachi Data Systems Corporation (HDS), a subsidiary of the Company in the Information & Telecommunication Systems segment, purchased additional shares of BlueArc Corporation (BlueArc) for ¥43,153 million, resulting in a 97.8% increase of HDS ownership from 2.2% to 100%. Accordingly, HDS obtained control of BlueArc and it became a wholly owned subsidiary effective September 2, 2011, (the acquisition date).

BlueArc operates a network storage business. HDS made the acquisition to increase its competitiveness in the storage solution business through creating synergy in a field of file storage.

The following table summarizes the consideration paid for BlueArc, the provisional amounts of the assets acquired and liabilities assumed and recognized as of the acquisition date.

Millions of yen
Current assets	1,499
Non-current assets (excluding intangible assets)	4,749
Intangible assets
Goodwill (not deductible for tax purposes)	33,232
Other intangible assets	11,014

50,494

Current liabilities	(1,400)
Non-current liabilities	(5,059)

(6,459)

Previously acquired equity interest measured at fair value	(882)
Cash paid for acquisition	(43,153)

(44,035)

The acquired intangible assets include technical know-how and customer relationships.

The Company is currently evaluating the fair values to be assigned to assets and liabilities of BlueArc at the acquisition date, and therefore the above amounts are subject to change.

The Company recognized a gain of ¥747 million as a result of remeasuring its equity interest in BlueArc held before the business combination at the acquisition date fair value. The gain is included in other deductions in the Company’s consolidated statements of operations for the six months and three months ended September 30, 2011.

The fair value of the equity interest held before the business combination in BlueArc, a private entity, was estimated by applying the income approach. This fair value measurement is based on significant inputs that are not observable in the market and thus this fair value is included in Level 3. Key inputs include business forecasts, market trends, assumptions of projected business plans and adjustments because of the lack of control that market participants would consider when estimating the fair value of BlueArc.

The results of operations of BlueArc for the period from the acquisition date to September 30, 2011 were not material.

On a pro forma basis, the effect on revenue, net income and the per share information of the Company for the six months and three months ended September 30, 2010 with assumed acquisition date for BlueArc of April 1, 2010 would not be material.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

On March 9, 2011, Hitachi Transport System, Ltd. (Hitachi Transport System), a subsidiary of the Company included in the Others category of segment information, announced its decision to purchase shares of Vantec Corporation (Vantec), through a tender offer to make Vantec its subsidiary. The tender offer price was ¥233,500 per share, which was determined by taking into consideration the market price of Vantec’s common stock, Vantec’s financial condition, future earnings prospects and a valuation of Vantec stock conducted by a third party appraiser. The price included a premium of approximately 93% over the average share price of Vantec’s common stock traded on the First Section of the Tokyo Stock Exchange for the three month period ended March 8, 2011. As a result, Hitachi Transport System purchased 209,550 shares in the tender offer, for ¥48,930 million in the period from March 10, 2011 through April 19, 2011, resulting in an acquisition of 90.12% of the voting rights. Accordingly, Hitachi Transport System obtained control of Vantec and it became a consolidated subsidiary effective April 26, 2011, the settlement date of the tender offer (the acquisition date).

Vantec operates warehousing and transportation related business. Hitachi Transport System made the acquisition to realize synergy in the system logistics and global business and improve the enterprise value of Hitachi Transport System and Vantec.

The following table summarizes the consideration paid for Vantec, the provisional amounts of the assets acquired and liabilities assumed and recognized as of the acquisition date, as well as the fair value as of the acquisition date of the noncontrolling interest in Vantec.

Millions of yen
Current assets	35,551
Non-current assets	28,090
Goodwill (not deductible for tax purposes)	32,180

95,821

Current liabilities	(31,493)
Non-current liabilities	(11,776)

(43,269)

Cash paid for acquisition	(48,930)
Fair value of noncontrolling interests	(3,622)

(52,552)

The Company is currently evaluating the fair values to be assigned to assets and liabilities of Vantec at the acquisition date, and therefore the above amounts are subject to change.

The fair value of the noncontrolling interest in Vantec, a listed entity, is determined by quoted market price and included in Level 1.

The results of operations of Vantec for the period from the acquisition date to September 30, 2011 were not material.

On a pro forma basis, the effect on revenue, net income and the per share information of the Company for the six months and three months ended September 30, 2010 with assumed acquisition date for Vantec of April 1, 2010 would not be material.

On March 7, 2011, the Company announced that it had entered into a definitive agreement to transfer its Hard Disc Drive business, in the Components & Devices segment, to Western Digital Corporation (WD). The Company will sell all shares of Hitachi Global Storage Technologies’ holding company, Viviti Technologies Ltd. to WD in a cash and stock transaction valued at approximately US$4.3 billion. Under the terms, the Company will own approximately 10 percent of WD shares and hold two seats on WD’s board of directors. The transaction is expected to close during the year ending March 31, 2012. The closing of the transaction is dependent upon progress of various multi jurisdictional regulatory reviews over this business combination.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

(22)	Segment Information

The operating segments of the Company are the components for which separate financial information is available and for which segment profit or loss amounts are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has aggregated certain operating segments into reportable segments for reporting purpose, since such aggregation helps financial statement users better understand the Company’s performance.

The reportable segments correspond to categories of activities classified primarily by markets, products and services.

The Company discloses its business in eleven reportable segments: Information & Telecommunication Systems, Power Systems, Social Infrastructure & Industrial Systems, Electronic Systems & Equipment, Construction Machinery, High Functional Materials & Components, Automotive Systems, Components & Devices, Digital Media & Consumer Products, Financial Services, and Others.

The primary products and services included in each segment are as follows:

Information & Telecommunication Systems:

Systems integration, Outsourcing services, Software, Disk array subsystems, Servers, Mainframes, Telecommunication equipment and ATMs

Power Systems:

Thermal power generation systems, Nuclear power generation systems, Hydroelectric power generation systems and Wind power generation systems

Social Infrastructure & Industrial Systems:

Industrial machinery and plants, Elevators, Escalators and Railway vehicles and systems

Electronic Systems & Equipment:

Semiconductor and LCDs manufacturing equipment, Test and measurement equipment, Medical electronics equipment, Power tools and Electronic parts manufacturing system

Construction Machinery:

Hydraulic excavators, Wheel loaders and Mining dump trucks

High Functional Materials & Components:

Wires and cables, Copper products, Semiconductor and display related materials, Circuit boards and materials, Specialty steels, Magnetic materials and components and High grade casting components and materials

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

Automotive Systems:

Engine management systems, Electric powertrain systems, Drive control systems, Car information systems and Batteries

Components & Devices:

Hard disk drives, LCDs and Information storage media

Digital Media & Consumer Products:

Optical disk drives, Flat-panel TVs, LCD projectors, Room air conditioners, Refrigerators, Washing machines and Air-conditioning equipment

Financial Services:

Leasing and Loan guarantees

Others:

Logistics, Property management and others

Effective April 1, 2011, due to a change in management reporting, the Battery business, which was previously included in the Components & Devices segment, has been included in the Automotive Systems segment. The corresponding data for the six months and three months ended September 30, 2010 have been restated to conform with the change.

The following tables show segment information for the six months ended September 30, 2011 and 2010.

Revenues from Outside Customers

	Millions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2010
Information & Telecommunication Systems	713,957	689,310
Power Systems	339,464	348,985
Social Infrastructure & Industrial Systems	422,036	403,008
Electronic Systems & Equipment	469,699	460,757
Construction Machinery	353,460	331,804
High Functional Materials & Components	660,415	662,518
Automotive Systems	366,759	378,235
Components & Devices	337,514	364,366
Digital Media & Consumer Products	432,985	472,299
Financial Services	158,851	163,460
Others	316,781	227,363

Subtotal	4,571,921	4,502,105
Corporate items	808	346

Total	4,572,729	4,502,451

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

Revenues from Intersegment Transactions

	Millions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2010
Information & Telecommunication Systems	83,089	85,506
Power Systems	32,990	35,828
Social Infrastructure & Industrial Systems	91,495	105,902
Electronic Systems & Equipment	63,891	68,284
Construction Machinery	2,430	2,597
High Functional Materials & Components	40,229	37,965
Automotive Systems	21,350	4,102
Components & Devices	29,909	31,610
Digital Media & Consumer Products	38,358	34,615
Financial Services	22,560	23,192
Others	151,052	147,910

Subtotal	577,353	577,511
Eliminations and Corporate items	(577,353)	(577,511)

Total	—	—

Total Revenues

	Millions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2010
Information & Telecommunication Systems	797,046	774,816
Power Systems	372,454	384,813
Social Infrastructure & Industrial Systems	513,531	508,910
Electronic Systems & Equipment	533,590	529,041
Construction Machinery	355,890	334,401
High Functional Materials & Components	700,644	700,483
Automotive Systems	388,109	382,337
Components & Devices	367,423	395,976
Digital Media & Consumer Products	471,343	506,914
Financial Services	181,411	186,652
Others	467,833	375,273

Subtotal	5,149,274	5,079,616
Eliminations and Corporate items	(576,545)	(577,165)

Total	4,572,729	4,502,451

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

Segment Profit

	Millions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2010
Information & Telecommunication Systems	31,047	34,556
Power Systems	605	14,312
Social Infrastructure & Industrial Systems	6,322	10,754
Electronic Systems & Equipment	21,342	16,281
Construction Machinery	25,841	18,231
High Functional Materials & Components	33,814	50,254
Automotive Systems	14,705	5,625
Components & Devices	12,616	35,585
Digital Media & Consumer Products	5,201	10,974
Financial Services	14,172	11,269
Others	16,353	12,838

Subtotal	182,018	220,679
Eliminations and Corporate items	(11,404)	(2,631)

Total Segment profit	170,614	218,048

Impairment losses for long-lived assets	(6,175)	(5,869)
Restructuring charges	(1,170)	(1,547)
Interest income	7,282	6,336
Dividends income	3,992	2,757
Other income	6,496	75,918
Interest charges	(14,008)	(12,427)
Other deductions	(19,368)	(14,026)
Equity in net loss of affiliated companies	(14,653)	(5,382)

Income before income taxes	133,010	263,808

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

The following tables show segment information for the three months ended September 30, 2011 and 2010.

Revenues from Outside Customers

	Millions of yen
	Three months ended September 30, 2011	Three months ended September 30, 2010
Information & Telecommunication Systems	401,675	380,020
Power Systems	187,874	185,991
Social Infrastructure & Industrial Systems	230,114	219,422
Electronic Systems & Equipment	254,156	242,978
Construction Machinery	181,808	170,625
High Functional Materials & Components	332,963	335,716
Automotive Systems	199,646	196,637
Components & Devices	174,376	185,711
Digital Media & Consumer Products	218,541	231,789
Financial Services	76,244	81,167
Others	164,525	119,702

Subtotal	2,421,922	2,349,758
Corporate items	114	127

Total	2,422,036	2,349,885

Revenues from Intersegment Transactions

	Millions of yen
	Three months ended September 30, 2011	Three months ended September 30, 2010
Information & Telecommunication Systems	44,575	45,820
Power Systems	18,231	21,004
Social Infrastructure & Industrial Systems	53,587	57,882
Electronic Systems & Equipment	33,306	35,793
Construction Machinery	1,567	1,750
High Functional Materials & Components	20,606	19,246
Automotive Systems	11,265	1,886
Components & Devices	15,282	16,922
Digital Media & Consumer Products	19,667	18,432
Financial Services	12,691	11,250
Others	76,354	75,650

Subtotal	307,131	305,635
Eliminations and Corporate items	(307,131)	(305,635)

Total	—	—

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

Total Revenues

	Millions of yen
	Three months ended September 30, 2011	Three months ended September 30, 2010
Information & Telecommunication Systems	446,250	425,840
Power Systems	206,105	206,995
Social Infrastructure & Industrial Systems	283,701	277,304
Electronic Systems & Equipment	287,462	278,771
Construction Machinery	183,375	172,375
High Functional Materials & Components	353,569	354,962
Automotive Systems	210,911	198,523
Components & Devices	189,658	202,633
Digital Media & Consumer Products	238,208	250,221
Financial Services	88,935	92,417
Others	240,879	195,352

Subtotal	2,729,053	2,655,393
Eliminations and Corporate items	(307,017)	(305,508)

Total	2,422,036	2,349,885

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2011

Segment Profit

	Millions of yen
	Three months ended September 30, 2011	Three months ended September 30, 2010
Information & Telecommunication Systems	28,945	34,372
Power Systems	3,830	9,673
Social Infrastructure & Industrial Systems	5,353	8,226
Electronic Systems & Equipment	14,146	10,890
Construction Machinery	14,804	11,291
High Functional Materials & Components	14,456	24,046
Automotive Systems	12,638	3,672
Components & Devices	7,643	16,482
Digital Media & Consumer Products	1,913	3,860
Financial Services	7,270	6,116
Others	10,561	6,836

Subtotal	121,559	135,464
Eliminations and Corporate items	(3,348)	(5,891)

Total Segment profit	118,211	129,573

Impairment losses for long-lived assets	(6,144)	(5,767)
Restructuring charges	(608)	(1,416)
Interest income	3,432	3,165
Dividends income	934	547
Other income	466	3,962
Interest charges	(6,975)	(6,121)
Other deductions	(15,131)	(3,789)
Equity in net loss of affiliated companies	(2,329)	(630)

Income before income taxes	91,856	119,524

Intersegment transactions are recorded at the same prices used in transactions with third parties. Corporate items include unallocated corporate expenses, such as leading edge R&D expenditures, and others.

(23)	Subsequent Events

In October 2011, certain of the Company’s subsidiaries sustained damages due to flood in Thailand. The effect of the flood damages to our financial statements is uncertain as it is not currently practicable to estimate such effect.

FOR IMMEDIATE RELEASE

Hitachi to Realign Battery Business Framework

Tokyo, November 25, 2011 — Hitachi, Ltd. (NYSE: HIT / TSE:6501 “Hitachi”) will realign the operation of the Hitachi Group’s battery business into a framework organized by application, specifically, consumer, automotive and industrial systems applications. Business operations will be centralized at Hitachi Maxell Energy, Ltd. (“Hitachi Maxell Energy”) for consumer applications, Hitachi Vehicle Energy, Ltd. (“Hitachi Vehicle Energy”) for automotive applications, and Shin-Kobe Electric Machinery Co., Ltd. (“Shin-Kobe Electric Machinery”) for industrial systems applications. Hitachi also plans to centralize oversight of large-scale lithium-ion batteries for industrial systems applications at Shin-Kobe Electric Machinery by transferring this responsibility from the Battery Systems Company, effective January 1, 2012.

Currently, the battery market is showing a growing need for technological development such as development of larger capacity and higher output batteries. Technological innovation has advanced rapidly as a result of strong ties between battery systems and application products, particularly in the fields of batteries for automotive and industrial systems applications. Furthermore, companies are now entering the lithium-ion battery market from around the world, sparking stronger price competition. In addition, as energy-conservation demand rapidly expands worldwide, there has been a growing need for solutions that help to secure a stable power supply in times of emergency by combining renewable energy and large-scale storage batteries.

In response to these changes in the business environment, Hitachi established the Battery Systems Division on April 1, 2009 and began to formulate strategies for the entire Group with respect to the battery businesses that were previously promoted by each Group company individually. Furthermore, the Battery Systems Company was established on April 1, 2010 to coordinate the technologies, expertise, development resources, and other assets of Group companies, while laying stronger foundations for fundamental technologies such as electrode materials, control, and application technologies. Hitachi has also worked to strengthen power source solutions that combine standalone battery cells with application systems. Here, Hitachi has created new applications that contribute to the Social Innovation Business, which is a key priority for the Hitachi Group, and expanded these power solutions to large-scale applications.

1

Alongside these efforts to enhance the development of technologies and solutions, Hitachi has worked to develop a framework for driving business expansion by promoting strong ties between battery systems and application products. Specifically, in April 2011, Hitachi strengthened ties between Hitachi Vehicle Energy, which specializes in automotive batteries, and Hitachi Automotive Systems, Ltd., which specializes in automotive components and systems. At the same time, Hitachi Maxell Energy, which specializes in batteries for consumer applications, was spun off from Hitachi Maxell, Ltd. into an independent company. Moreover, Hitachi has now centralized the battery business for industrial systems applications at Shin-Kobe Electric Machinery. This has formed a framework capable of keeping up with rapid market changes by creating solutions utilizing world-class technological and product capabilities in each business based on strong ties between battery systems and products in the fields of consumer, automotive and industrial systems applications. In addition, Hitachi Chemical Co., Ltd. today announced that it aims to convert Shin-Kobe Electric Machinery into a wholly owned subsidiary through a tender offer.

Lithium-ion batteries are a key component underpinning Hitachi’s Social Innovation Business, including the fields of Green Mobility and new energy. Hitachi will work to promote swifter, more dynamic business development with the aim of maximizing corporate value.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2010 (ended March 31, 2011) consolidated revenues totaled 9,315 billion yen ($112.2 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

2

FOR IMMEDIATE RELEASE

Hitachi Announces Executive Change and Organization Change

Tokyo, November 25, 2011 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced the following executive change and organization change. The appointments take effect on January 1, 2012.

1. Executive Change

Resignation [Effective December 31, 2011]

Yoshito Tsunoda, currently Senior Vice President and Executive Officer, President & CEO of Battery Systems Company

2. Organization Change [Effective January 1, 2012]

Hitachi will eliminate Battery Systems Company.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2010 (ended March 31, 2011) consolidated revenues totaled 9,315 billion yen ($112.2 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

1

<Reference>

Executive Officers [Effective January 1, 2012 (as of November 25, 2011)]

Hiroaki Nakanishi	Representative Executive Officer and President General Manager of Hitachi Group Headquarters for Post-earthquake Reconstruction and Redevelopment

Koji Tanaka

Representative Executive Officer,

Executive Vice President and Executive Officer,

in charge of Power Systems Business, Industrial & Social Systems Business, Transportation Systems Business, Urban Planning and Development Systems Business and Defense Systems Business

Junzo Nakajima

Representative Executive Officer,

Executive Vice President and Executive Officer,

in charge of Information & Telecommunication Business, Information & Control Systems Business and Information Technology,

Hitachi Group Chief Innovation Officer, Hitachi Group Chief Information Security Officer and General Manager of Smart City Business Management Division

Takashi Miyoshi	Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Management Strategy, Finance and Corporate Pension System

Nobuo Mochida

Representative Executive Officer,

Executive Vice President and Executive Officer,

in charge of High Functional Materials & Components, Production Engineering,

Battery Systems Business and Automotive Systems Business,

General Manager of Corporate Quality Assurance Division and Chairman of the Board of Hitachi Metals, Ltd.

Kazuhiro Mori

Representative Executive Officer,

Executive Vice President and Executive Officer,

in charge of Sales Operations, Hitachi Group Global Business, Medical Systems Business and Business Incubation and General Manager of Corporate Export Regulation Division

2

Shigeru Azuhata

Senior Vice President and Executive Officer,

in charge of Environmental Strategies,

Hitachi Group Chief Technology Officer, Hitachi Group Chief Environmental Strategy Officer, General Manager of Research & Development Group, Supervisory Office for Business Coordination and Corporate Healthcare Group, Deputy General Manager of Water Environment Solutions Division

Shinjiro Iwata	Senior Vice President and Executive Officer, President & CEO of Information & Telecommunication Systems Company

Makoto Ebata	Senior Vice President and Executive Officer, in charge of Procurement, General Manager of Consumer Business Division and Hitachi Group Chief Transformation Officer

Toshiaki Kuzuoka

Senior Vice President and Executive Officer,

in charge of Human Capital, Government & External Relations and Corporate Auditing,

General Manager of Legal and Communications Group, Legal Division, Compliance Division and CSR Division

Toyoaki Nakamura	Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Corporate Pension System, General Manager of Finance and Accounting Group

Toshio Ikemura	Vice President and Executive Officer, President & CEO of Urban Planning and Development Systems Company

Hitoshi Isa	Vice President and Executive Officer, Chief Executive Officer of Thermal Power Systems, Power Systems Company

Tatsuro Ishizuka	Vice President and Executive Officer, President & CEO of Power Systems Company and Deputy General Manager of Smart City Business Management Division

Osamu Ohno	Vice President and Executive Officer, General Manager of Corporate Information Technology Group and Chief Innovation Officer of Power Systems Company

Nobuyuki Ohno	Vice President and Executive Officer, Chief Executive and Chief Innovation Officer for China

3

Yoshifumi Kanda	Vice President and Executive Officer, General Manager of Power Systems Sales Management Division, Power Systems Company

Masahiro Kitano

Vice President and Executive Officer,

in charge of Quality Assurance and Production Engineering, General Manager of Environmental Strategy Office, MONOZUKURI Group and MONOZUKURI Strategy Division and

Deputy General Manager of Hitachi Group

Headquarters for Post-earthquake Reconstruction and Redevelopment

Ryuichi Kitayama	Vice President and Executive Officer, Deputy General Manager of Corporate Marketing Group, General Manager of Domestic Marketing Division and Customer Satisfaction Promotion Center

Kazuhiro Kurihara	Vice President and Executive Officer, General Manager of Chubu Area Operation

Yutaka Saito	Vice President and Executive Officer, President & CEO of Information & Control Systems Company and Deputy General Manager of Smart City Business Management Division

Kaichiro Sakuma	Vice President and Executive Officer, Chief Executive Officer of Platform Systems Business, Information & Telecommunication Systems Company

Yasuo Tanabe	Vice President and Executive Officer, General Manager of Government & External Relations Division

Masahide Tanigaki	Vice President and Executive Officer, in charge of Corporate Export Regulation, General Manager of Corporate Marketing Group and International Marketing Division

Toshikazu Nishino	Vice President and Executive Officer, in charge of Management Strategy and General Manager of Strategy Planning Division and Strategy Planning Office

Masaharu Hanyu	Vice President and Executive Officer, Chief Executive Officer of Nuclear Systems and General Manager of Nuclear Systems Division, Power Systems Company

4

Toshiaki Higashihara	Vice President and Executive Officer, in charge of Industrial & Social Systems Business, President and Representative Director of Hitachi Plant Technologies, Ltd.

Naoki Mitarai	Vice President and Executive Officer, General Manager of Human Capital Group and Corporate Administration Division

Yoshihiko Mogami	Vice President and Executive Officer, Chief Executive Officer of System Solutions Business, Information & Telecommunication Systems Company

# # #

5

FOR IMMEDIATE RELEASE

Notice Regarding Commencement of Tender Offer by Subsidiary

Tokyo, November 25, 2011 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501 “Hitachi”) today announced that Hitachi Chemical Co., Ltd. (TSE: 4217), a subsidiary of Hitachi, has determined to commence a tender offer for shares of Shin-Kobe Electric Machinery Co., Ltd. (TSE: 6934) at a meeting of its Board of Directors held on November 25, 2011 as attached.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2010 (ended March 31, 2011) consolidated revenues totaled 9,315 billion yen ($112.2 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

1

Attached

FOR IMMEDIATE RELEASE

November 25, 2011

To whom it may concern

Company name:	Hitachi Chemical Co., Ltd.
Representative:	Kazuyuki Tanaka
President and Chief Executive Officer
(Code number: 4217:
First Section of the Tokyo Stock Exchange,
First Section of the Osaka Securities Exchange)

Hitachi Chemical Co., Ltd. to Commence Tender Offer for Shares

of its Listed Subsidiary, Shin-Kobe Electric Machinery Co., Ltd.

Hitachi Chemical Co., Ltd. (“the Company” or the “Tender Offeror”), today is pleased to announce that the Company resolved at a meeting of its Board of Directors held on November 25, 2011, to acquire shares of Shin-Kobe Electric Machinery Co., Ltd. (First Section of TSE and OSE: 6934; the “Target Company”), by way of a tender offer (the “Tender Offer”).

1.	Purpose of the Tender Offer

(1)	Outline of the Tender Offer

The Company currently holds 58.26% (29,672,816 shares; rounded to the second decimal place) of the total number of issued Target Company shares (50,935,500 shares* as of September 30, 2011), and thus accounts for the Target Company as a consolidated subsidiary. The Company intends to acquire all the issued shares of the Target Company (exclusive of its treasury stock held by the Target Company) to make the Target Company a wholly-owned subsidiary through the Tender Offer. The Tender Offer does not set any maximum and minimum limits on the number of shares to be purchased.

According to the Target Company, as a result of careful review on the terms and conditions, the Target Company has concluded that the Tender Offer would be beneficial to the improvement of the enterprise value of the Target Company; the purchase price for the Tender Offer (the “Tender Offer Price”) and other conditions concerning the Tender Offer are adequate; and the Tender Offer would provide shareholders of the Target Company with reasonable opportunities to sell their shares at an appropriate price. Consequently, the Target Company at its Board of Directors’ meeting held on November 25, 2011, expressed approval of the Tender Offer and all the directors present (seven of the nine directors attended the meeting) unanimously adopted a resolution to recommend that its shareholders subscribe to the Tender Offer.

*Number stated in the interim-term financial report for the 90th term filed by the Target Company, as of November 14, 2011.

(2)	Decision-making process of the Tender Offer and management policy after the Tender Offer

A wide range of technology platforms developed from four original product groups—insulating varnishes, industrial laminates, porcelain insulators and carbon brushes for motors—have been the springboard behind the Company’s product development ever since its establishment in 1962. By expanding, combining and harmonizing these technology platforms, while identifying market trends and exploring customer needs, the Company has expanded its business activities. In recent years, the Company has stepped up its efforts to provide customers with optimal solutions, with a focus on four key business fields with high growth potential—telecommunications & displays, environment & energy, life sciences, and automobiles & transportation infrastructure—where the Company can make the most of its technological strengths. Meanwhile, the company group of Hitachi, Ltd. (“Hitachi”), including the Company, seeks further global growth driven by its Social Innovation Business, which is realized through the highly advanced fusion of information technologies (IT) and social infrastructure systems, and in which the businesses of the Company play an important supporting role.

2

Currently, the Company Group’s management environment is extremely tough, affected by the economic deceleration mainly in Europe and the United States and the critically high yen appreciation. Under the corporate vision “Contribute to society through the development of superior technologies and products,” the Company has been carrying out growth strategies based on the two pillars—“expanding global operations” and “creating new products and developing new businesses”— which were set forth in its three-year medium-term management plan that started in April 2010, to secure sustainable growth in the future. In fiscal 2011 and onwards, the Company will continue to seek global business expansion through such measures as the aggressive launch of new products into the market, focusing management resources on growth fields and strengthening overseas operations.

The Target Company, a consolidated subsidiary of the Company, was established in 1969 through the merger of Nippon Storage Battery MFG. Co., Ltd.—which manufactured storage batteries—and Kobe Electric Machinery Co., Ltd.—which manufactured storage batteries and synthetic resin molded products.

Currently, the Target Company Group manufactures and sells automotive and industrial batteries, electric equipment, condensers and plastic products under the corporate philosophy “Contribute to society by nurturing innovative leading-edge technologies and providing reliable products and services for the future of humankind and the environment.” As a member of the Company Group, the Target Company takes on the manufacture and sales of products within our Advanced Components and Systems segment. In April 2011, the Target Company Group defined its corporate vision as follows: “Aim to realize a society that harmonizes with the environment by providing technologies, products and services that play a central role in a low-carbon society.” In line with this vision, the Target Company set three basic policies: “Focusing efforts on new energy and environmental-oriented products—defined as flag products,” “Enhancing and expanding global strategies” and “Reinforcing the setup of operation by enhancing the methods and processes for manufacturing.” Under these policies, the Target Company Group is undergoing its business reinforcement to contribute to the realization of a low-carbon society, through the manufacture and sale of lead-acid battery for idling-stop vehicles and storage battery and condenser for new energy sources. Although the Target Company Group has traditionally manufactured and sold batteries and electric equipment, including automotive lead storage batteries, industrial lead storage batteries, industrial lithium-ion batteries and lithium-ion capacitors, the Target Company took an important step to further expand the range of its comprehensive electricity storage device business in October 2009 by acquiring all the shares of Shinmachi Condensers Co., Ltd. (currently Hitachi AIC Inc.), which had been engaged in the capacitor business as a member of the Company Group, from Hitachi AIC Inc. (currently Hitachi Chemical Electronics Co., Ltd.), thereby adding the Target Company’s aluminum electrolytic and film condensers to the Target Company Group’s portfolio of battery/electric equipment products.

Collaboration between the Company and Target Company Groups has grown mostly in the field of research and development concerning resin and other materials for batteries, electric equipment, capacitors and plastic products.

In recent years, the business environment that surrounds the Company Group, including the Target Company Group, has been undergoing drastic and rapid changes. As automotive manufacturers—the major customers of the Target Company Group—are accelerating the globalization of their production activities, the Target Company Group is now finding it difficult to survive the increasingly intense market competition, unless it hastens efforts to promote and reinforce its own global expansion which has been the issue to be addressed. Competition is also expected to intensify in the industrial storage battery market due to the emergence of newcomers and technological innovations in anticipation of market expansion. Given this environment, the Target Company recognizes that it will be difficult to remain competitive unless it develops and provides products that meet market needs by further reinforcing and differentiating its comprehensive electricity storage device business.

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In addition, in June 2010, Hitachi, the parent company of the Company, formulated strategies for the entire Hitachi Group with respect to the battery businesses and announced the strategy as “Strengthening the Battery Business with a Focus on Lithium-Ion Batteries.” Hitachi has stated that it will expand its business through the sales of battery cells and, using the technological strengths of the Hitachi Group, promote the rollout of the battery solution business, which includes the production of systems for maintaining optimum control of battery recharging and discharging, along with maintenance and other related services, under the leadership of Battery Systems Company, Hitachi’s in-house company established on April 1, 2010, comprised of two existing companies—Hitachi Maxell, Ltd. and Hitachi Vehicle Energy, Ltd. Hitachi has also stated that it will collaborate with the Target Company in promoting the business of storage batteries for large-scale industrial applications.

On November 25, 2011, “Hitachi to Realign Battery Business Framework” was announced by Hitachi, stating that it would reorganize the Hitachi Group’s battery business into a framework organized by application, specifically, consumer, automotive and industrial systems applications. According to the announcement, the oversight for businesses relating to batteries for industrial applications, including the large-scale industrial lithium-ion batteries that have been conventionally handled by Battery Systems Company, will be centralized at the Target Company, effective January 1, 2012. Making the most of its customer base already established through the business of industrial lead storage batteries, the Target Company is to seek speedier expansion of the industrial storage battery business, including large-scale industrial lithium-ion batteries.

Under these circumstances, since around August 2011, the Company and the Target Company have repeatedly discussed measures to further enhance our enterprise value. As a result, we have concluded that the Company’s acquiring full ownership in the Target Company through the Tender Offer and subsequent related transactions would be beneficial for increasing the enterprise value of the Target Company, as well as that of the Company Group on the whole. On the part of the Target Company Group, this would enable greater access to the overseas network and the extensive financial and R&D resources of the Company Group, helping the Target Company Group to promote global development and expand R&D investments to reinforce its product lineups, thereby accelerating the expansion of its scale of operations in the electricity storage device market relating to the expectedly growing social infrastructure and energy fields, as well as in the overseas automotive parts market. Both parties agreed that these would help enhance not only the Target Company’s enterprise value but also the enterprise value of the Company Group as a whole, and the Tender Offer was resolved at a meeting of the Company’s Board of Directors, held on November 25, 2011. The Company believes that its whole ownership in the Target Company will enable the Company Group to implement more flexible management strategies from medium- and long-term perspectives.

Specifically, the Target Company’s becoming a wholly-owned subsidiary of the Company is expected to enhance both parties’ enterprise value by carrying out the following measures.

1)	In the expectedly growing electricity storage device business, which includes industrial lead storage and lithium-ion batteries, lithium-ion capacitors and condensers, establishing a value chain that ranges from material procurement, assembly, packaging and systemization to maintenance and inspection by integrating the technologies and solutions of the Company Group, mainly the Target Company, and Battery Systems Company of Hitachi would further enhance the Target Company’s competitive edge in the electricity storage device market. Regarding battery materials, for example, the Company Group enjoys the world’s top share of the anode material for lithium-ion batteries. Deepening the cooperative relationship between the Company Group and the Target Company would therefore lead to enhanced performance of the batteries, as the Company Group would not just be providing the Target Company with excellent anode material but also will be cooperating in many other ways, including in the characteristic evaluation of the anode material when combined with the other materials that constitute the batteries. In addition, the closer relationship with Battery Systems Company of Hitachi would enable the concentration of its human resources to the Target Company, which would reinforce the battery control technologies, thereby improving the performance of the battery system as a whole.

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2)	In terms of manufacturing, mutual exploitation at the global level of the Target Company and the Company Groups’ manufacturing facilities, chiefly for plastic products, would not only increase the efficiency and capacity of production but also will enable responses in accordance with the Business Continuity Plan of the Company Group. For the procurement of materials, increased joint purchasing would enable cutbacks in procurement costs.

3)	In terms of distribution, the Company Group has many distribution bases overseas, which would become available for the Target Company Group to distribute its automotive lead storage batteries and industrial storage batteries in overseas. Meanwhile, the Target Company Group would be able to reinforce its product lineup at the distribution bases. The Company Group’s distribution network for the battery products now extends from the United States to Germany, China, Hong Kong, Taiwan, South Korea, Singapore, Thailand and India. Distributors in these areas may need some time before being able to distribute the products of the Target Company Group, but they will begin distribution as soon as they get ready. For plastic products, the Company Group would benefit from access to the Target Company Group’s distribution network to expand sales. There are some plastic products for which the Company and the Target Company compete against each other, but clearly dividing the products to be provided between the two parties could improve the efficiency of distribution on both sides.

4)	In terms of research and development, technological cooperation and the joint development of new products would be expedited. The Company’s whole ownership in the Target Company would allow the Target Company Group to use the Company Group’s surplus funds for a wider range of R&D efforts and to use the Company’s R&D resources to enhance the performance of its electricity storage devices by improving the characteristics of conventional materials and developing new ones. For plastic products, the differentiation of products from competitors would be enabled by promoting the joint development of resin even by addressing the composition thereof, and it would become possible for the Target Company to develop and manufacture plastic products using resin developed by the Company.

5)	In terms of new businesses, the Company and the Target Company could cooperate with each other to increase the lineup of businesses for which future market growth is expected, including LEDs, car-mounted automotive parts and thermal management materials for releasing effectively the heat generated by home electrical appliances and computer peripherals. We will also share our distribution networks to help expand the scale of business operations.

6)	Finally, in terms of capital strategies, the Target Company’s becoming a wholly-owned subsidiary of the Company would enable the Target Company Group’s greater access to the surplus funds of the Company Group for investing in equipment, and more flexible capital budgeting decisions for investment in large-scale projects from the Company’s groupwide perspective.

Regarding the management policies, etc., of the Target Company after the Tender Offer and the Target Company becoming a wholly-owned subsidiary of the Company, nothing has been determined at this time, but the Company plans to continue discussions with the Target Company even after the Tender Offer and the acquisition of full ownership take place.

In addition, according to the Target Company, there is a possibility of causing some difference in economic effect between shareholders of the Target Company who would have tendered their shares in the Tender Offer and those who would not have tendered if the year-end dividend above is distributed with the record date of March 31, 2012, a day that will come after the settlement of the Tender Offer. Accordingly, the Target Company, at the meeting of its Board of Directors held today, revised the dividend forecast for the year ending March 31, 2012, and resolved not to distribute the year-end dividend for the year ending March 31, 2012, on the condition that the Tender Offer is consummated.

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(3)	Measures to ensure the fairness of the Tender Offer, including measures to ensure the fairness of the Tender Offer price and to avoid conflicts of interest

The Company and the Target Company have taken the following actions to ensure the fairness of the Tender Offer, including measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest in view of the fact that the Target Company is a consolidated subsidiary of the Company as of the date hereof and two directors of the Target Company concurrently serve as the Company’s executive officers.

1)	Acquisition of the valuation report on the equity value received from an independent third-party appraiser

In determining the Tender Offer Price, the Company requested Nomura Securities Co., Ltd. (“Nomura Securities”), a financial advisor and third-party appraiser independent from the Company and the Target Company, to calculate the equity value of the Target Company shares as one of the measures to ensure the fairness of the Tender Offer Price. The Company received the valuation report on the equity value of the Target Company (the “Valuation Report for the Company,” calculation basis date: November 24, 2011) from Nomura Securities on November 24, 2011. (The Company has not obtained an opinion on the fairness of the valuation results of the Tender Offer Price, the so-called Fairness Opinion, from Nomura Securities.) To calculate the equity value of the Target Company shares, Nomura Securities used the average market share price method, the comparable company analysis method and the discounted cash flow method (the “DCF” method). The range of valuations per share of common stock of the Target Company calculated according to each method is as follows.

(a)	Average market share price method: ¥1,260 to ¥1,324

Under the average market share price method, Nomura Securities judged the value per share of common stock to be ¥1,260 to ¥1,324 based on the closing price of the Target Company’s common stock on the First Section of the Tokyo Stock Exchange, Inc. (“Tokyo Stock Exchange”) on the record date of November 24, 2011, the average closing price for the most recent six months, three months, one month and five business days. (The prices are 1,260, 1,279, 1,324, 1,302 and 1,288, respectively. Respective average closing prices are rounded to the nearest yen.)

(b)	Comparable company analysis method: ¥878 to ¥1,377

Under the comparable company analysis method, Nomura Securities judged the value per share of common stock to be ¥878 to ¥1,377, evaluating the Target Company’s equity value by comparing share prices and financial indicators which indicate profitability of listed companies engaged in relatively similar businesses to those of the Target Company.

(c)	DCF method: ¥1,479 to ¥1,751

Under the DCF method, Nomura Securities judged the value per share of common stock to be ¥1,479 to ¥1,751 after analyzing enterprise value and equity value by discounting free cash flows the Target Company is expected to generate in the future by a certain discount rate to arrive at a net present value. This analysis was based on the Target Company’s projected future profits and investment plan, taking into consideration an interview with the management of the Target Company, public information disclosures and other contributing factors.

The Company took into account the valuation results received from Nomura Securities using each method in its Valuation Report for the Company as reference and comprehensively considered the results of due diligence to the Target Company; examples of premiums added as of determining Tender Offer Prices in past examples of Tender Offers for shares by entities other than issuers; whether the Board of Directors of the Target Company would approve the Tender Offer; the market share price trend of the Target Company shares of common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with the Target Company, the final Tender Offer Price was determined to be ¥1,710 per share of common stock.

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The Tender Offer Price per share of ¥1,710 represents a premium of 35.71% (rounded to the second decimal place, which is also applicable to the following premiums) added to the closing price of ¥1,260 of the Target Company shares of common stock on the First Section of the Tokyo Stock Exchange on November 24, 2011, one business day prior to the date hereof. It also represents a premium of 31.34% added to the simple average of ¥1,302 (rounded to the nearest yen, which is also applicable to the following simple averages) of the closing price of the Target Company shares of common stock for the past one month (from October 25 to November 24, 2011), likewise, a premium of 29.15% added to the simple average ¥1,324 of the closing price for the past three months (from August 25 to November 24, 2011) and a premium of 33.70% added to the simple average of ¥1,279 of the closing price for the past six months (from May 25 to November 24, 2011).

2)	Acquisition by the Target Company of the valuation report on the equity value received from an independent third-party appraiser

According to the Target Company, the Target Company requested that Daiwa Securities Capital Markets Co. Ltd. (“Daiwa Securities CM”), a third-party appraiser independent from the Company and the Target Company, calculate the equity value of the Target Company shares as part of its decision-making process concerning the Tender Offer and received the valuation report on November 24, 2011, from Daiwa Securities CM. According to the Target Company, the Target Company has not obtained an opinion on the fairness of the valuation results of the Tender Offer Price, the so-called Fairness Opinion, from Daiwa Securities CM.

Again according to the Target Company, pursuant to the request from the Target Company, Daiwa Securities CM used two share price computation methods in its valuation report for the Target Company in computing the equity value of the Target Company shares: one was the market share price method, an objective valuation method that reflects various factors such as profitability, quality of assets and potential of the Target Company, and is based on market prices that are formed in capital markets. The other was the DCF method, according to which the present values of cash flows are evaluated by discounting future free cash flows that will be produced at an appropriate discount rate in response to business risks by taking into account reasonable assumptions such as revenue projections and investment plans that are compliant with the business plans of the Target Company. According to the Target Company, it received the valuation report from Daiwa Securities CM on November 24, 2011. The share price computation methods adopted by Daiwa Securities CM and the range of valuations per share of common stock of the Target Company calculated according to each method were as follows: With the market share price method, based on the closing price of ¥1,321 on November 22, 2011, the record date, the average of the closing prices of ¥1,307 for the past one month (rounded to the nearest yen; hereinafter the same shall apply to values of the average of the closing prices), the average of the closing prices of ¥1,321 for the past three months and the average of the closing prices of ¥1,277 for the past six months of the Target Company shares on the First Section of the Tokyo Stock Exchange, the per-share price of the Target Company shares was calculated to be ¥1,277 to ¥1,321. Meanwhile, with the DCF method, the per-share price of the Target Company shares was calculated to be ¥1,473 to ¥2,034. According to the Target Company, its business plan does not anticipate a considerable increase or decrease in earnings.

According to the Target Company, Daiwa Securities CM as an independent third-party appraiser is not a related party of the Company or the Target Company and does not have any significant interest to be mentioned in the Tender Offer.

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3)	Legal advice from an independent law office in the Target Company

According to the Target Company, to ensure the fairness and appropriateness of the decision making of its Board of Directors, the Target Company appointed Anderson Mori & Tomotsune, which is independent of the Company and the Target Company, as a legal advisor and received their advice concerning the decision-making methods of its Board of Directors and process regarding the Tender Offer and a series of subsequent procedures to be implemented thereafter.

4)	Setting up a third-party committee in the Target Company

According to the Target Company, the Target Company has set up a third-party committee, which consists of three members—Shinsuke Hasegawa (Certified Public Accountant; Hasegawa Certified Public Accountant Office), Akito Takahashi (Lawyer; Takahashi & Katayama Law Office) and Takao Okawa (an outside director of the Target Company; designated as an independent director in accordance with the regulations of Tokyo Stock Exchange and Osaka Securities Exchange Co., Ltd. (“Osaka Securities Exchange”), both of which were notified as such)—all of whom are independent of the Company and the Target Company, for the purpose of eliminating arbitrariness in decision making regarding the Tender Offer and ensuring fairness, transparency and objectiveness in the decision-making process of the Target Company. The Target Company at its Board of Directors’ meeting resolved to consult with the third-party committee on the following matters and consulted thereon: (a) whether the Tender Offer and the subsequent process of making the Target Company a wholly-owned subsidiary will contribute to raising the enterprise value of the Target Company; (b) whether fairness is ensured with regard to the terms and conditions of the Tender Offer and the subsequent process of making the Target Company a wholly-owned subsidiary (including the Tender Offer Price in the Tender Offer); (c) whether the interests of all shareholders are fully considered in the Tender Offer and the subsequent process of making the Target Company a wholly-owned subsidiary through fair procedures; and (d) whether the Tender Offer and the subsequent process of making the Target Company a wholly-owned subsidiary are not disadvantageous to minority shareholders of the Target Company.

According to the Target Company, the third-party committee met five times and the aforementioned matters for consultation were prudently discussed thereat. In inspecting and discussing the above matters for consultation, the third-party committee heard an explanation from the Target Company about the content of the proposal from the Company, the Tender Offer and the Procedure for Making the Target Company a Wholly-owned Subsidiary defined in (Item (4) “Policy on matters including organizational restructuring after the Tender Offer (matters concerning the so-called Two-Step Acquisition)” below), as well as specific descriptions of the enterprise value of the Target Company, which is expected to be raised along with these procedures. According to the Target Company, a similar explanation was also given by the Company. In addition, during the discussions, the third-party committee referred to the valuation report for the Target Company, which was submitted by Daiwa Securities CM to the Target Company, and heard an explanation on the valuation of the equity value of the Target Company shares. Furthermore, the third-party committee heard an explanation on the Tender Offer and a series of subsequent procedures to be implemented thereafter from Anderson Mori & Tomotsune, the legal advisor to the Target Company. According to the Target Company, on the premise of these discussions, the third-party committee submitted a report on November 24, 2011 to the effect that (a) the Tender Offer and the subsequent process of making the Target Company a wholly-owned subsidiary contribute to raising the enterprise value of the Target Company; (b) fairness be ensured with regard to the terms and conditions of the Tender Offer and the subsequent process of making the Target Company a wholly-owned subsidiary (including the Tender Offer Price in the Tender Offer); (c) the interests of all shareholders are fully considered in the Tender Offer and the subsequent process of making the Target Company a wholly-owned subsidiary through fair procedures; and (d) the Tender Offer and the subsequent process of making the Target Company a wholly-owned subsidiary are not disadvantageous to minority shareholders of the Target Company.

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5)	Approval of all the directors attending the Board of Directors’ meeting in the Target Company

According to the Target Company, the Target Company prudently studied the terms and conditions concerning the Tender Offer by taking into account the valuation report on equity value obtained from Daiwa Securities CM, legal advice given by Anderson Mori & Tomotsune, the report of the third-party committee and other relevant materials. Again according to the Target Company, as a result of careful discussions on the terms and conditions, the Target Company judged that the Tender Offer would be beneficial to the improvement of the enterprise value of the Target Company; the Tender Offer Price and other conditions concerning the Tender Offer are adequate; and the Tender Offer would provide shareholders of the Target Company with reasonable opportunities to sell their shares at an appropriate price. Consequently, the Target Company at its Board of Directors’ meeting held on November 25, 2011, expressed approval of the Tender Offer and all the directors present unanimously adopted a resolution to recommend that its shareholders subscribe to the Tender Offer. This meeting was attended by seven of the nine directors.

According to the Target Company, among the Target Company’s outside directors, Kazuyoshi Tsunoda and Shunichiro Uchimura, both of whom concurrently serve as executive officers of the Tender Offeror, did not participate in the discussion and resolutions by the Board of Directors concerning the Tender Offer to avoid any conflict of interest and were not involved in consultations and negotiations with the Company from the standpoint of representing the Target Company.

6)	Setting the Tender Offer period at a relatively long period

By setting the Tender Offer Period to 30 business days, which is notably longer than the statutory minimum period of 20 business days, the Company guarantees the fairness of the Tender Offer Price by ensuring the possibility of a purchase or the like of the Target Company shares by another purchaser while providing the shareholders of the Target Company with adequate opportunity to reflect on the application for subscriptions to the Tender Offer.

The Company and the Target Company have not entered into any agreement that would restrict any opposing purchaser from having contact with the Target Company in case any such opposing purchaser other than the Company surfaces.

(4)	Policy on matters including organizational restructuring after the Tender Offer (matters concerning the so-called Two-Step Acquisition)

As described in Item (1) “Outline of the Tender Offer” above, the Company aims to make the Target Company a wholly-owned subsidiary (such process hereafter referred to as the “Procedure for Making the Target Company a Wholly-Owned Subsidiary”) and intends to obtain all the issued Target Company shares (exclusive of the treasury stock held by the Target Company; hereinafter the same shall apply through Item (4)) through the Tender Offer and a series of subsequent procedures to be implemented thereafter.

If the Company cannot acquire all the issued Target Company shares, it aims to execute a procedure to acquire all the issued Target Company shares by taking the following methods after the Tender Offer comes into effect.

Specifically, after the Tender Offer comes into effect, the Company intends to request that the Target Company hold an extraordinary general meeting of shareholders (the “Extraordinary Shareholders’ Meeting”), which would include agenda Items 1) through 3) as follows: 1) the Articles of Incorporation of the Target Company shall be partly amended to make the Target Company a corporation issuing class shares (shuruikabushiki-hakkou-kaisha) under the Companies Act (Law No. 86 of 2005, inclusive of subsequent revisions; hereinafter the same shall apply); 2) the Articles of Incorporation of the Target Company shall be partly amended to the effect that all the issued Target Company shares of common stock shall be appended with a call provision (zenbu-shutoku-joko) (a provision set forth in Article 108, Paragraph 1, Item 7, of the Companies Act; hereinafter the same shall apply); and 3) a different class of the Target Company shares shall be issued by the Target Company in exchange for acquiring all the Target Company shares with the call provision (exclusive of the treasury stock held by the Target Company).

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Furthermore, the Target Company will be made into a corporation issuing class shares under the Companies Act on the condition that agenda Item 1) above is approved by the Extraordinary Shareholders’ Meeting. However, to make the partial amendment to the Articles of Incorporation come into effect with respect to agenda Item 2), pursuant to Article 111, Paragraph 2, Item 1, of the Companies Act, it will be necessary, in addition to the resolution regarding approved of agenda Item 2) adopted by the Extraordinary Shareholders’ Meeting, to have a resolution at a meeting of shareholders with class shares (the “Class Shareholders’ Meeting”), at which the participants will be shareholders who hold the Target Company shares of common stock with the call provision. For this purpose, the Company will also request that the Target Company hold the Class Shareholders’ Meeting on the same date as the Extraordinary Shareholders’ Meeting to include agenda Item 2) above for partial amendment to the Articles of Incorporation. Meanwhile, the Company intends to approve the respective agenda items above at the Extraordinary Shareholders’ Meeting and the Class Shareholders’ Meeting.

If all of the agenda items above are approved by the Extraordinary Shareholders’ Meeting and the Class Shareholders’ Meeting of the Target Company, all shares of common stock issued by the Target Company will be subject to the call provision and shall be acquired by the Target Company (exclusive of the treasury stock held by the Target Company) and a different class of the Target Company shares shall be delivered to such shareholders of the Target Company (exclusive of the Target Company) as consideration for such acquisition by the Target Company. Shareholders who are to receive fractions of the different class of the Target Company shares will receive cash as consideration, which will be obtained through a sale of the different class of the Target Company shares that correspond to the sum of all such fractions (including the purchase of the whole or a part of the sum of such fractions by the Target Company; fractions of the aggregate number to be rounded down) through the procedures pursuant to Article 234 of the Companies Act and other applicable laws and regulations. The selling price of the different class of the Target Company shares corresponding to the sum of all such fractions is expected to be calculated so that the resulting amount to be delivered to each shareholder through the sale becomes equal to the amount of the Tender Offer Price multiplied by the number of the Target Company shares of common stock held by such a shareholder. Thereafter, an application for permission of voluntary sale will be filed with a competent court. Although the class and number of the Target Company shares to be newly delivered as consideration for the acquisition of the Target Company shares of common stock with the call provision has not been determined as of the date hereof, in order to enable the Company to acquire all the issued Target Company shares, the Target Company will determine that the shares which must be delivered to shareholders who have not subscribed to the Tender Offer other than the Company shall be limited to such fractions of the different class of the Target Company shares.

The Company intends to request that the Target Company acquire all the Target Company shares of common stock with the call provision (exclusive of the treasury stock held by the Target Company) in March 2012, in principle.

As provisions to protect the rights of minority shareholders in connection with the above respective procedures 1) through 3), the Companies Act provides that (i) in the event of partial amendment to the Articles of Incorporation of the Target Company regarding agenda Item 2) above, any shareholder may request that the Target Company purchase his/her shares in accordance with Articles 116 and 117 of the Companies Act and other applicable laws and regulations, and that (ii) in case agenda Item 3) above has been resolved by a General Meeting of Shareholders of the Target Company, any shareholder may file a petition for determination of a fair price for the acquisition in accordance with Article 172 of the Companies Act and other applicable laws and regulations. In addition, the purchase price and the acquisition price per share under (i) or (ii) above would be determined in the last instance by a competent court.

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Furthermore, depending on such factors as the interpretation of the competent authorities on the applicable laws and regulations or the like, with respect to the Company’s holding status of the Target Company shares after the Tender Offer and the holding status of the Target Company shares by shareholders other than the Company, there is a possibility that the procedure for the Company to acquire all the issued shares of the Target Company could be executed using another method that would have similar effects to the respective procedures, instead of the procedures stated in Items 1) through 3). In addition, the timing of execution might be changed. However, even in such a case, the Company intends to finally deliver cash to shareholders of the Target Company other than the Company in accordance with the procedures set forth in the applicable laws and regulations. In such cases, the resulting cash amount to be delivered to the relevant shareholders is expected to be calculated to become equal to the amount of the Tender Offer Price multiplied by the number of the Target Company shares of common stock held by the respective shareholders. In this case, the specific procedure shall be immediately released upon the decision thereof through consultations with the Target Company.

The Tender Offer is not intended to solicit shareholders of the Target Company to vote in favor of the proposals to be put to the Extraordinary Shareholders’ Meeting and the Class Shareholders’ Meeting.

(5)	Likelihood of the delisting of the shares and the reasons thereof

As of the date hereof, the common stock of the Target Company is listed on the First Section of the Tokyo Stock Exchange and the First Section of the Osaka Securities Exchange. As the Company has not set the maximum limit to the number of shares to be purchased through the Tender Offer, the Target Company shares may be subject to delisting upon the fulfillment of certain predetermined procedures if the result of the Tender Offer falls under the delisting standards of the Tokyo Stock Exchange and the Osaka Securities Exchange. In addition, even if the delisting standards are not met upon completion of the Tender Offer, the Target Company shares will be delisted through the prescribed procedure in accordance with the delisting standards of the Tokyo Stock Exchange and the Osaka Securities Exchange if the relevant procedure below is executed because the Company intends to make the Target Company a wholly-owned subsidiary by executing the Procedure for Making the Target Company a Wholly-Owned Subsidiary, as described in (4) “Policy on matters including organizational restructuring after the Tender Offer (Matters concerning the so-called Two-Step Acquisition)” above. Trading of common stock of the Target Company will become unavailable on the Tokyo Stock Exchange and the Osaka Securities Exchange after the delisting.

(6)	Matters concerning material agreement regarding the application to the Tender Offer between the Tender Offeror and shareholders of the Target Company

Not applicable

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2.	Outline of the Tender Offer and Other Information

(1)	Outline of the Target Company

1)	Company name	Shin-Kobe Electric Machinery Co., Ltd.

2)	Head office	8-1 Akashi-Cho, Chuo-Ku, Tokyo

3)	Name and title of representative	Shigeru Ito, President, Chief Executive Officer

4)	Description of businesses

1.      Manufacture and sales of various kinds of batteries and accessories thereof;

2.      Manufacture and sales of electrical machinery and appliances;

3.      Manufacture and sales of equipment related to electric-motor carts and electric vehicles;

4.      Manufacture and sales of electronic machinery and appliances, as well as electronic materials and parts;

5.      Manufacture and sales of synthetic resin molded products and applied or processed products thereof, as well as manufacture and sales of raw materials of these products;

6.      Design, construction and contracting for electrical works, electric communication works, machine/appliance installation works, civil engineering works, steel-structured works (e.g., bridges) and other construction works; and

7.      Any and all businesses pertaining to any of the above items.

5)	Paid-in capital	¥2,546,775 thousand (As of September 30, 2011)

6)	Date of establishment	November 30, 1948

7)	Major shareholders and shareholdings (as of September 30, 2011)	Hitachi Chemical Co. Ltd.	58.26%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	6.84%
		Japan Trustee Services Bank, Ltd. (Trust Account)	6.33%
		Nippon Life Insurance Company	3.53%
		Sompo Japan Insurance Inc.	1.71%
		Toyota Motor Corporation	1.66%
		Japan Trustee Services Bank, Ltd. (Trust Account 9)	1.17%
		Mizuho Trust & Banking Co., Ltd.	1.04%
		Shin-Kobe Electric Machinery Employees’ Shareholding Association	0.86%
		Mellon Bank Treaty Clients Omnibus (Standing proxy: Mizuho Corporate Bank, Ltd., Settlement & Clearing Services Division)	0.85%

8)	Relationships between the Company and the Target Company

	Capital relationships (Note)	The Company holds the Target Company shares, which are equivalent to a shareholding of 58.26% of the total number of issued shares, thereby making the Target Company a consolidated subsidiary thereof. (As of November 25, 2011)

	Personnel relationships	The Company has dispatched two directors to the Target Company. In addition, two employees of the Company are seconded to the Target Company.

	Transaction relationships	The Company and the Target Company concluded a licensing agreement to use the other party’s brand value. Under this agreement, the Target Company has been licensed to use the Hitachi brand, for which the Target Company pays fee to the Company.

	Status as a Related Party	The Target Company is a consolidated subsidiary of the Company, and therefore is a related party of the Company.

Note: The shareholding to the total number of issued shares is rounded to the second decimal place.

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(2)	Schedule, etc.

1)	Schedule

Date of resolution by the Board of Directors	Friday, November 25, 2011

Date of public notice of commencement of the Tender Offer	Thursday, December 1, 2011

Newspaper for public notice	A public notice shall be made electronically, and a notice shall be published in the Nihon Keizai Shimbun. Web site for making public notices electronically: http://info.edinet-fsa.go.jp/

Date of submission of TOB registration statement	Thursday, December 1, 2011

2)	Initial period of the Tender Offer in the registration

From Thursday, December 1, 2011 to Thursday, January 19, 2012 (30 business days)

3)	Possibility of extending the above period upon request of the Target Company

None

(3)	Tender Offer Price

¥1,710 per share of common stock

(4)	Basis of calculation of the tender offer price

1)	Basis of calculation

In determining the Tender Offer Price, the Company requested Nomura Securities, a financial advisor and third-party appraiser independent from the Company and the Target Company, to calculate the equity value of the Target Company shares as one of the measures to ensure the fairness of the Tender Offer Price. The Company received the Valuation Report for the Company from Nomura Securities on November 24, 2011. (The Company has not obtained an opinion on the fairness of the valuation results of the Tender Offer Price, the so-called Fairness Opinion, from Nomura Securities.) To calculate the equity value of the Target Company shares, Nomura Securities used the average market share price method, the comparable company analysis method and the DCF method. The range of valuations per share of common stock of the Target Company calculated according to each method is as follows.

(a)	Average market share price method: ¥1,260 to ¥1,324

Under the average market share price method, Nomura Securities judged the value per share of common stock to be ¥1,260 to ¥1,324 based on the closing price of the Target Company’s common stock on the First Section of the Tokyo Stock Exchange on the record date of November 24, 2011, the average closing price for the most recent six months, three months, one month and five business days. (The prices are 1,260, 1,279, 1,324, 1,302 and 1,288, respectively. Respective average closing prices are rounded to the nearest yen.)

(b)	Comparable company analysis method: ¥878 to ¥1,377

Under the comparable company analysis method, Nomura Securities judged the value per share of common stock to be ¥878 to ¥1,377, evaluating the Target Company’s equity value by comparing share prices and financial indicators which indicate profitability of listed companies engaged in relatively similar businesses to those of the Target Company.

(c)	DCF method: ¥1,479 to ¥1,751

Under the DCF method, Nomura Securities judged the value per share of common stock to be ¥1,479 to ¥1,751 after analyzing enterprise value and equity value by discounting free cash flows the Target Company is expected to generate in the future by a certain discount rate to arrive at a net present value. This analysis was based on the Target Company’s projected future profits and investment plan, taking into consideration an interview with the management of the Target Company, public information disclosures and other contributing factors.

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The Company took into account the valuation results received from Nomura Securities using each method in its Valuation Report for the Company as reference and comprehensively considered the results of due diligence to the Target Company; examples of premiums added as of determining Tender Offer Prices in past examples of Tender Offers for shares by entities other than issuers; whether the Board of Directors of the Target Company would approve the Tender Offer; the market share price trend of the Target Company shares of common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with the Target Company, the final Tender Offer Price was determined to be ¥1,710 per share of common stock.

The Tender Offer Price per share of ¥1,710 represents a premium of 35.71% added to the closing price of ¥1,260 of the Target Company shares of common stock on the First Section of the Tokyo Stock Exchange on November 24, 2011, one business day prior to the date hereof. It also represents a premium of 31.34% added to the simple average of ¥1,302 of the closing price of the Target Company shares of common stock for the past one month (from October 25 to November 24, 2011), likewise, a premium of 29.15% added to the simple average ¥1,324 of the closing price for the past three months (from August 25 to November 24, 2011) and a premium of 33.70% added to the simple average of ¥1,279 of the closing price for the past six months (from May 25 to November 24, 2011).

2)	Background of the valuation

(Background to the decision regarding the Tender Offer Price)

In recent years, the business environment that surrounds the Company Group, including the Target Company Group, has been undergoing drastic and rapid changes. As automotive manufacturers—the major customers of the Target Company Group—are accelerating the globalization of their production activities, the Target Company Group is now finding it difficult to survive the increasingly intense market competition, unless it hastens efforts to promote and reinforce its own global expansion which has been the issue to be addressed. Competition is also expected to intensify in the industrial storage battery market due to the emergence of newcomers and technological innovations in anticipation of market expansion. Given this environment, the Target Company recognizes that it will be difficult to remain competitive unless it develops and provides products that meet market needs by further reinforcing and differentiating its comprehensive electricity storage device business.

In addition, in June 2010, Hitachi, the parent company of the Company, formulated strategies for the entire Hitachi Group with respect to the battery businesses and announced the strategy as “Strengthening the Battery Business with a Focus on Lithium-Ion Batteries.” Hitachi has stated that it will expand its business through the sales of battery cells and, using the technological strengths of the Hitachi Group, promote the rollout of the battery solution business, which includes the production of systems for maintaining optimum control of battery recharging and discharging, along with maintenance and other related services, under the leadership of Battery Systems Company, Hitachi’s in-house company established on April 1, 2010, comprised of two existing companies—Hitachi Maxell, Ltd., and Hitachi Vehicle Energy, Ltd. Hitachi has also stated that it will collaborate with the Target Company in promoting the business of storage batteries for large-scale industrial applications.

On November 25, 2011, “Hitachi to Realign Battery Business Framework” was announced by Hitachi, stating that it would reorganize the Hitachi Group’s battery business into a framework organized by application, specifically, consumer, automotive and industrial systems applications. According to the announcement, the oversight for businesses relating to batteries for industrial applications, including the large-scale industrial lithium-ion batteries that have been conventionally handled by Battery Systems Company, will be centralized at the Target Company, effective January 1, 2012. Making the most of its customer base already established through the business of industrial lead storage batteries, the Target Company is to seek speedier expansion of the industrial storage battery business, including large-scale industrial lithium-ion batteries.

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Under these circumstances, since around August 2011, the Company and the Target Company have repeatedly discussed measures to further enhance our enterprise value. As a result, we have concluded that the Company’s acquiring full ownership in the Target Company through the Tender Offer and subsequent related transactions would be beneficial for increasing the enterprise value of the Target Company, as well as that of the Company Group on the whole. On the part of the Target Company Group, this would enable greater access to the overseas network and the extensive financial and R&D resources of the Company Group, helping the Target Company Group to promote global development and expand R&D investments to reinforce its product lineups, thereby accelerating the expansion of its scale of operations in the electricity storage device market relating to the expectedly growing social infrastructure and energy fields, as well as in the overseas automotive parts market. Both parties agreed that these would help enhance not only the Target Company’s enterprise value but also the enterprise value of the Company Group as a whole, and the Tender Offer was resolved at a meeting of the Company’s Board of Directors, held on November 25, 2011. Consequently, the Company determined to conduct the Tender Offer and decided on the Tender Offer Price in the following manner.

(i)	Name of the Third Party from which the Company obtained valuations

In determining the Tender Offer Price, the Company requested that Nomura Securities, a financial advisor and third-party appraiser independent from the Company and the Target Company, to calculate the equity value of the Target Company shares. The Company received the Valuation Report for the Company from Nomura Securities on November 24, 2011. (The Company has not obtained an opinion on the fairness of the valuation results of the Tender Offer Price, the so-called Fairness Opinion, from Nomura Securities.)

(ii)	Outline of the Valuation Report for the Company

To calculate the equity value of the Target Company shares, Nomura Securities used the average market share price method, the comparable company analysis method and the DCF method. The range of valuations per share of common stock of the Target Company calculated according to each method is as follows.

(a)	Average market share price method: ¥1,260 to ¥1,324

(b)	Comparable company analysis method: ¥878 to ¥1,377

(c)	DCF method: ¥1,479 to ¥1,751

(iii)	Process for determining the Tender Offer Price based on the Valuation Report for the Company

The Company took into account the valuation results received from Nomura Securities using each method in its Valuation Report for the Company as reference and comprehensively considered the results of due diligence to the Target Company; examples of premiums added as of determining Tender Offer Prices in past examples of Tender Offers for shares by entities other than issuers; whether the Board of Directors of the Target Company would approve the Tender Offer; the market share price trend of the Target Company shares of common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with the Target Company, the final Tender Offer Price was determined to be ¥1,710 per share of common stock.

(Measures to ensure the fairness of the Tender Offer, including measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest)

The Company and the Target Company have taken the following actions to ensure the fairness of the Tender Offer, including measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest in view of the fact that the Target Company is a consolidated subsidiary of the Company as of the date hereof and two directors of the Target Company concurrently serve as the Company’s executive officers.

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(i)	Acquisition of the valuation report on the equity value received from an independent third-party appraiser

In determining the Tender Offer Price, the Company requested Nomura Securities, a financial advisor and third-party appraiser independent from the Company and the Target Company, to calculate the equity value of the Target Company shares as one of the measures to ensure the fairness of the Tender Offer Price. The Company received the valuation report on the equity value of the Target Company from Nomura Securities on November 24, 2011. (The Company has not obtained an opinion on the fairness of the valuation results of the Tender Offer Price, the so-called Fairness Opinion, from Nomura Securities.)

The Company took into account the valuation results received from Nomura Securities using each method in its Valuation Report for the Company as reference and comprehensively considered the results of due diligence to the Target Company; examples of premiums added as of determining Tender Offer Prices in past examples of Tender Offers for shares by entities other than issuers; whether the Board of Directors of the Target Company would approve the Tender Offer; the market share price trend of the Target Company shares of common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with the Target Company, the final Tender Offer Price was determined to be ¥1,710 per share of common stock.

The Tender Offer Price per share of ¥1,710 represents a premium of 35.71% added to the closing price of ¥1,260 of the Target Company shares of common stock on the First Section of the Tokyo Stock Exchange on November 24, 2011, one business day before the date of this release. It also represents a premium of 31.34% added to the simple average of ¥1,302 of the closing price of the Target Company shares of common stock for the past one month (from October 25 to November 24, 2011), likewise, a premium of 29.15% added to the simple average ¥1,324 of the closing price for the past three months (from August 25 to November 24, 2011) and a premium of 33.70% added to the simple average of ¥1,279 of the closing price for the past six months (from May 25 to November 24, 2011).

(ii)	Acquisition by the Target Company of the valuation report on the equity value received from an independent third-party appraiser

According to the Target Company, the Target Company requested that Daiwa Securities CM, a third-party appraiser independent from the Company and the Target Company, calculate the equity value of the Target Company shares as part of its decision-making process concerning the Tender Offer and received the valuation report on November 24, 2011, from Daiwa Securities CM. According to the Target Company, the Target Company has not obtained an opinion on the fairness of the valuation results of the Tender Offer Price, the so-called Fairness Opinion, from Daiwa Securities CM.

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Again according to the Target Company, pursuant to the request from the Target Company, Daiwa Securities CM used two share price computation methods in its valuation report for the Target Company in computing the equity value of the Target Company shares: one was the market share price method, an objective valuation method that reflects various factors such as profitability, quality of assets and potential of the Target Company, and is based on market prices that are formed in capital markets. The other was the DCF method, according to which the present values of cash flows are evaluated by discounting future free cash flows that will be produced at an appropriate discount rate in response to business risks by taking into account reasonable assumptions such as revenue projections and investment plans that are compliant with the business plans of the Target Company. According to the Target Company, it received the valuation report from Daiwa Securities CM on November 24, 2011. The share price computation methods adopted by Daiwa Securities CM and the range of valuations per share of common stock of the Target Company calculated according to each method were as follows: With the market share price method, based on the closing price of ¥1,321 on November 22, 2011, the record date, the average of the closing prices of ¥1,307 for the past one month, the average of the closing prices of ¥1,321 for the past three months and the average of the closing prices of ¥1,277 for the past six months of the Target Company shares on the First Section of the Tokyo Stock Exchange, the per-share price of the Target Company shares was calculated to be ¥1,277 to ¥1,321. Meanwhile, with the DCF method, the per-share price of the Target Company shares was calculated to be ¥1,473 to ¥2,034. According to the Target Company, its business plan does not anticipate a considerable increase or decrease in earnings.

According to the Target Company, Daiwa Securities CM as an independent third-party appraiser is not a related party of the Company or the Target Company and does not have any significant interest to be mentioned in the Tender Offer.

(iii)	Legal advice from an independent law office in the Target Company

According to the Target Company, to ensure the fairness and appropriateness of the decision making of its Board of Directors, the Target Company appointed Anderson Mori & Tomotsune, which is independent of the Company and the Target Company, as a legal advisor and received their advice concerning the decision-making methods of its Board of Directors and process regarding the Tender Offer and a series of subsequent procedures to be implemented thereafter.

(iv)	Setting up a third-party committee in the Target Company

According to the Target Company, the Target Company has set up a third-party committee, which consists of three members—Shinsuke Hasegawa (Certified Public Accountant; Hasegawa Certified Public Accountant Office), Akito Takahashi (Lawyer; Takahashi & Katayama Law Office) and Takao Okawa (an outside director of the Target Company; designated as an independent director in accordance with the regulations of Tokyo Stock Exchange and Osaka Securities Exchange, both of which were notified as such)—all of whom are independent of the Company and the Target Company, for the purpose of eliminating arbitrariness in decision making regarding the Tender Offer and ensuring fairness, transparency and objectiveness in the decision-making process of the Target Company. The Target Company at its Board of Directors’ meeting resolved to consult with the third-party committee on the following matters and consulted thereon: (a) whether the Tender Offer and the subsequent process of making the Target Company a wholly-owned subsidiary will contribute to raising the enterprise value of the Target Company; (b) whether fairness is ensured with regard to the terms and conditions of the Tender Offer and the subsequent process of making the Target Company a wholly-owned subsidiary (including the Tender Offer Price in the Tender Offer); (c) whether the interests of all shareholders are fully considered in the Tender Offer and the subsequent process of making the Target Company a wholly-owned subsidiary through fair procedures; and (d) whether the Tender Offer and the subsequent process of making the Target Company a wholly-owned subsidiary are not disadvantageous to minority shareholders of the Target Company.

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According to the Target Company, the third-party committee met five times and the aforementioned matters for consultation were prudently discussed thereat. In inspecting and discussing the above matters for consultation, the third-party committee heard an explanation from the Target Company about the content of the proposal from the Company, the Tender Offer and the Procedure for Making the Target Company a Wholly-Owned Subsidiary, as well as specific descriptions of the enterprise value of the Target Company, which is expected to be raised along with these procedures. According to the Target Company, a similar explanation was also given by the Company. In addition, during the discussions, the third-party committee referred to the valuation report for the Target Company, which was submitted by Daiwa Securities CM to the Target Company, and heard an explanation on the valuation of the equity value of the Target Company shares. Furthermore, the third-party committee heard an explanation on the Tender Offer and a series of subsequent procedures to be implemented thereafter from Anderson Mori & Tomotsune, the legal advisor to the Target Company. According to the Target Company, on the premise of these discussions, the third-party committee submitted a report on November 24, 2011 to the effect that (a) the Tender Offer and the subsequent process of making the Target Company a wholly-owned subsidiary contribute to raising the enterprise value of the Target Company; (b) fairness be ensured with regard to the terms and conditions of the Tender Offer and the subsequent process of making the Target Company a wholly-owned subsidiary (including the Tender Offer Price in the Tender Offer); (c) the interests of all shareholders are fully considered in the Tender Offer and the subsequent process of making the Target Company a wholly-owned subsidiary through fair procedures; and (d) the Tender Offer and the subsequent process of making the Target Company a wholly-owned subsidiary are not disadvantageous to minority shareholders of the Target Company.

(v)	Approval of all the directors attending the Board of Directors’ meeting in the Target Company

According to the Target Company, the Target Company prudently studied the terms and conditions concerning the Tender Offer by taking into account the valuation report on equity value obtained from Daiwa Securities CM, legal advice given by Anderson Mori & Tomotsune, the report of the third-party committee and other relevant materials. Again according to the Target Company, as a result of careful discussions on the terms and conditions, the Target Company judged that the Tender Offer would be beneficial to the improvement of the enterprise value of the Target Company; the Tender Offer Price and other conditions concerning the Tender Offer are adequate; and the Tender Offer would provide shareholders of the Target Company with reasonable opportunities to sell their shares at an appropriate price. Consequently, the Target Company at its Board of Directors’ meeting held on November 25, 2011, expressed approval of the Tender Offer and all the directors present unanimously adopted a resolution to recommend that its shareholders subscribe to the Tender Offer. This meeting was attended by seven of the nine directors.

According to the Target Company, among the Target Company’s outside directors, Kazuyoshi Tsunoda and Shunichiro Uchimura, both of whom concurrently serve as executive officers of the Tender Offeror, did not participate in the discussion and resolutions by the Board of Directors concerning the Tender Offer to avoid any conflict of interest and were not involved in consultations and negotiations with the Company from the standpoint of representing the Target Company.

(vi)	Setting the Tender Offer Period at a relatively long period

By setting the Tender Offer Period to 30 business days, which is notably longer than the statutory minimum period of 20 business days, the Company guarantees the fairness of the Tender Offer Price by ensuring the possibility of a purchase or the like of the Target Company shares by another purchaser while providing the shareholders of the Target Company with adequate opportunity to reflect on the application for subscriptions to the Tender Offer.

The Company and the Target Company have not entered into any agreement that would restrict any opposing purchaser from having contact with the Target Company in case any such opposing purchaser other than the Company surfaces.

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3)	Relationship with the Third-Party appraiser

Nomura Securities, a financial advisor as a third-party appraiser of the Company, is not a Related Party of the Company or the Target Company, and does not have any significant interest in the Tender Offer.

(5)	Number of Shares to Be Purchased

Number of shares to be purchased	Minimum number of shares to be purchased	Maximum number of shares to be purchased
21,090,267 shares	— shares	— shares

Notes:	1.	As the maximum and minimum limits to the number of shares to be purchased through the Tender Offer are not set, all of the tendered shares will be purchased. The maximum number of shares of the Target Company to be acquired by the Tender Offeror through the Tender Offer is stated in the “Number of Shares to Be Purchased.” This number indicates the Target Company shares (21,090,267 shares) that are to be obtained by deducting the number of shares held by the Tender Offeror as of the date hereof (29,672,816 shares) and the number of shares of treasury stock held by the Target Company as of September 30, 2011 (172,417 shares), which are stated in the “Consolidated Financial Summary (For the First Half Ended September 30, 2011) [Japanese GAAP]” filed by the Target Company on October 25, 2011, from the total number of issued shares of the Target Company as of September 30, 2011 (50,935,500 shares), which are stated in the interim-term financial report for the 90th term filed by the Target Company on November 14, 2011.
	2.	Less-than-one-unit shares are also eligible for the Tender Offer. In addition, the Target Company may purchase its own shares during the Tender Offer Period, pursuant to applicable laws and regulations, if shareholders owning less-than-one-unit shares exercise their right to request purchase of their shares in accordance with the relevant provisions of the Companies Act.
	3.	The Company does not intend to acquire treasury stock held by the Target Company through the Tender Offer.

(6)	Changes in the Shareholdings due to the Tender Offer

Number of voting rights represented by shares held by the Tender Offeror immediately before the Tender Offer	29,672 units	(Shareholdings immediately before the Tender Offer: 58.45%)

Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer	Yet to be determined	(Shareholdings immediately before the Tender Offer: yet to be determined)

Number of voting rights represented by shares to be purchased by the Tender Offer	21,090 units	(Shareholdings after the Tender Offer: 100.00%)

Total number of voting rights held by all the shareholders et al. in the Target Company	50,418 units

Notes:	1.	The “Number of voting rights represented by shares to be purchased by the Tender Offer” indicates the number of voting rights relating to the number of shares to be purchased in the Tender Offer (21,090,267 shares).

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2.	The “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer,” which is undetermined as of the date hereof, will be disclosed by December 1, 2011, the date of public notice of commencement of the Tender Offer, after an investigation. Because the shares held by the respective Special Related Parties (exclusive of the treasury stock held by the Target Company being a Special Related Party) are also subject to the Tender Offer, the “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” is not included in the numerator of the calculation for “Shareholdings after the Tender Offer”. In addition, the number of voting rights (50,763 units) concerning Shin-Kobe Electric Machinery shares (50,763,083 shares), which is the sum of Shin-Kobe Electric Machinery shares held by the Tender Offeror as of the date hereof (29,672,816 shares) and the number of shares to be purchased in the Tender Offer (21,090,267 shares), is used as the numerator.
3.	The “Total number of voting rights held by all the shareholders et al. in the Target Company” indicates the number of voting rights of all the shareholders of the Target Company (1,000 shares represent the number of shares per unit (“tangen”)) as of September 30, 2011, which are stated in the interim-term financial report for the 90th term filed as of November 14, 2011. Because a maximum limit has not been set in the Tender Offer and all the shares issued by the Target Company (exclusive of the treasury stock held by the Target Company) are subject to the Tender Offer, the “Shareholdings immediately before the Tender Offer” and the “Shareholdings after the Tender Offer” were calculated using the number of voting rights (50,763 units) as the denominator with respect to the Target Company shares (50,763,083 shares), which is derived by deducting the number of shares of treasury stock held by the Target Company as of September 30, 2011 (172,417 shares), which was stated in the “Consolidated Financial Summary (For the First Half Ended September 30, 2011) [Japanese GAAP]” publicly announced on October 25, 2011, from the total number of issued shares of the Target Company as of September 30, 2011 (50,935,500 shares), which was stated in the interim-term financial report, as the “Total number of voting rights held by all the shareholders et al. in the Target Company.”
4.	The figures in the “Shareholdings immediately before the Tender Offer” and the “Shareholdings after the Tender Offer” were rounded to the second decimal place.

(7)	Tender Offer cost

¥36,064 million

Note:	The Tender Offer cost is calculated by multiplying 21,090,267 shares (Number of shares to be purchased) by the Tender Offer Price for each share of ¥1,710.

(8)	Method of settlement

1)	Name and location of Head Office of securities companies/Banks, etc., in charge of settlement

Nomura Securities Co., Ltd.

9-1, Nihombashi 1-chome, Chuo-ku, Tokyo

2)	Commencement date of settlement

Thursday, January 26, 2012

3)	Method of settlement

On the expiration of the Tender Offer Period, the Tender Offeror will, without delay, send notice of the Tender Offer purchases to the addresses of tendering shareholders (in the case of a foreign resident who does not hold a working account with the Tender Offer Agent (including institutional shareholders), to its standing proxy). If electronic delivery of documents has been approved by tendering shareholders on the “Nomura Net & Call” Internet service, the notice will be delivered to them electronically on the Nomura Net & Call Web site (https://nc.nomura.co.jp/).

Purchases will be made in cash. Payment for purchased shares will be made by means of remittance, etc., in accordance with the instructions of tendering shareholders. (Fees may be incurred for remitting payment.)

(9)	Other conditions and methods of the Tender Offer

1)	Conditions set forth in the Respective Items of Article 27-13, Paragraph 4, of the Financial Instruments and Exchange Law (Law No. 25 of 1948, including Amendments thereof; the “Law”) and details thereof

As the maximum and minimum limits to the number of shares to be purchased through the Tender Offer are not set, the Tender Offeror will purchase all of the tendered shares.

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2)	Conditions of withdrawal of the Tender Offer, Details thereof and method of disclosing the withdrawal

Upon the occurrence of any event falling under the provisions of Article 14, Paragraph 1, Items 1.1 through 1.9 and 1.12 through 1.18, Items 3.1 through 3.8 and 3.10, and Article 14, Paragraph 2, Items 3 through 6, of the Enforcement Regulations of the Financial Instruments and Exchange Law (Regulation No. 321 of 1965, including amendment thereof; the “Enforcement Regulations”), the Company may withdraw the Tender Offer. Meanwhile, in the Tender Offer, “a fact that is similar to any of the facts contained in Items 1.1 through 1.9,” which is set forth in Article 14, Paragraph 1, Item 3.10, of the Enforcement Regulations, refers to the cases where false description is found with regard to a significant matter or any significant matter is omitted in the statutory disclosure documents that have been previously filed with the authorities by the Target Company. If the Company decides to withdraw the Tender Offer, it will make a public notice electronically and publish a notice in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to make such a public notice by the end of the Tender Offer Period, the Company will make an announcement as provided for in Article 20 of the Cabinet Office Ordinance regarding Disclosure of Tender Offers for Shares, etc., by Entities Other than Issuers (Ministry of Finance Ordinance No. 38 of 1990, including amendment thereof; the “Ordinance”) and thereafter give notice without delay.

3)	Conditions for reducing the Tender Offer Price, details thereof and method of disclosing the reduction

If the Target Company takes any actions provided for in Article 13, Paragraph 1 of the Enforcement Regulations during the Tender Offer Period in accordance with the provisions of Article 27-6, Paragraph 1, Item 1 of the Law, the Tender Offer Price may be reduced in accordance with the provisions of Article 19, Paragraph 1 of the Ordinance. If the Tender Offeror decides to reduce the Tender Offer Price, the Tender Offeror will make a public notice electronically, and publish a notice in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to make such a public notice by the end of the Tender Offer Period, the Tender Offeror will make an announcement as provided for in Article 20 of the Ordinance and thereafter give notice without delay. If the Tender Offer Price is reduced, the shares tendered before the public notice, will also be purchased at the reduced Tender Offer Price.

4)	Matters concerning tendering shareholders’ rights to cancel agreements

Any tendering shareholder may cancel agreements relating to the Tender Offer at any time during the Tender Offer Period. Tendering shareholders intending to cancel an agreement with the Tender Offer Agent should deliver or send a Cancellation Statement for Tender Offer Agreement (the “Cancellation Statement”), along with the tender offer application acceptance receipt to the head office or any nationwide branch office of the Tender Offer Agent who accepted the application, by 3:30 p.m. on the last day of the Tender Offer Period. Provided, however, that the Cancellation Statement sent by the tendering shareholders must reach said offices by no later than 3:30 p.m. on the last day of the Tender Offer Period as a prerequisite. To cancel any such agreement made through Nomura Net & Call Web site, conduct the cancellation procedure in accordance with the instructions on the relevant Web site (https://nc.nomura.co.jp/) or send the Cancellation Statement. To cancel the agreement via the Nomura Net & Call Web site, follow the instructions on the screen to complete the cancellation procedures by 3:30 p.m. on the last day of the Tender Offer Period. To cancel the agreement by sending the Cancellation Statement, request a Cancellation Statement format in advance from Nomura Net & Call and then send the filled format to Nomura Net & Call. (If a receipt had been delivered by the Tender Offer Agent when the Tender Offer was applied, it is required to attach the receipt to the Cancellation Statement.) The Cancellation Statement sent by the tendering shareholders to Nomura Net & Call also must reach said offices by no later than 3:30 p.m. on the last day of the Tender Offer Period as a prerequisite.

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The Tender Offeror will not make any claim for damages or the payment of penalties to a tendering shareholder if a tendering shareholder cancels an agreement. In addition, the Tender Offeror will bear the costs of returning tendered shares.

The agent with the authority to receive a Cancellation Statement:

Nomura Securities Co., Ltd.

9-1, Nihombashi 1-chome, Chuo-ku, Tokyo

(and any other nationwide branch offices in Japan)

5)	Method of disclosure if conditions, etc., of the Tender Offer are changed

If the Tender Offeror decides to change the Tender Offer conditions, etc., the Tender Offeror will make a public notice electronically, and publish a notice in the Nihon Keizai Shimbun detailing the changes. Provided, however, that if it is difficult to make such a public notice by the end of the Tender Offer Period, the Tender Offeror will make an announcement as provided for in Article 20 of the Ordinance and thereafter give notice without delay. If Tender Offer conditions, etc., are changed, shares tendered before the public notice will also be purchased under the amended conditions.

6)	Method of disclosure when submitting an Amendment Statement

If an Amendment Statement is filed with the Director of the Kanto Local Finance Bureau in Japan, the Tender Offeror will immediately announce details from the Amendment Statement that are related to the contents of the public notice of the commencement of the Tender Offer, in accordance with the manner prescribed by Article 20 of the Ordinance. The Tender Offeror will also immediately amend the Tender Offer Explanatory Statement and deliver the amended statement to the tendering shareholders who have already received the Tender Offer Explanatory Statement. However, if the changes are only minor in nature, the Tender Offeror will prepare a document stating the reasons for such amendments, the items that have been amended and the details, and deliver said document to tendering shareholders.

7)	Method of disclosing Tender Offer results

The Tender Offeror will publicly announce the results of the Tender Offer the day after the last day of the Tender Offer Period, in accordance with the provisions of Article 9-4 of the Enforcement Regulations and of Article 30-2 of the Ordinance.

(10)	Date of public notice of commencement of the Tender Offer

Thursday, December 1, 2011

(11)	Tender Offer agent

Nomura Securities Co., Ltd.

9-1, Nihombashi 1-chome, Chuo-ku, Tokyo

3.	Management policy and outlook after the Tender Offer

(1)	Management policy after the Tender Offer

Refer to 1. “Purpose of the Tender Offer” with regard to the management policy after the Tender Offer.

(2)	Outlook for future business performance after the Tender Offer

The expected impact of the Tender Offer on projected business results for the fiscal year under review is being investigated at present and will be disclosed without delay in case a need of amending the performance projections or any matter to be publicly announced arises.

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4.	Other information

(1)	Agreement between the Tender Offeror and the Target Company and/or its Directors

According to the Target Company, the Target Company requested that Daiwa Securities CM, a third-party appraiser independent from the Company and the Target Company, calculate the equity value of the Target Company shares as part of its decision-making process concerning the Tender Offer and received the valuation report on November 24, 2011, from Daiwa Securities CM.

Also according to the Target Company, to ensure the fairness and appropriateness of the decision making of its Board of Directors, the Target Company appointed Anderson Mori & Tomotsune, which is independent of the Company and the Target Company, as a legal advisor and received their advice concerning the decision-making methods of its Board of Directors and process regarding the Tender Offer and a series of subsequent procedures to be implemented thereafter.

In addition, for the purpose of eliminating arbitrariness in decision making regarding the Tender Offer and ensuring fairness, transparency and objectiveness in the decision-making process of the Target Company, the Target Company has set up a third-party committee for consultation. The third-party committee submitted a report to the Board of Directors of the Target Company on November 24, 2011 to the effect that (a) the Tender Offer and the subsequent process of making the Target Company a wholly-owned subsidiary contribute to raising the enterprise value of the Target Company; (b) fairness be ensured with regard to the terms and conditions of the Tender Offer and the subsequent process of making the Target Company a wholly-owned subsidiary (including the Tender Offer Price in the Tender Offer); (c) the interests of all shareholders are fully considered in the Tender Offer and the subsequent process of making the Target Company a wholly-owned subsidiary through fair procedures; and (d) the Tender Offer and the subsequent process of making the Target Company a wholly-owned subsidiary are not disadvantageous to minority shareholders of the Target Company. According to the Target Company, the Target Company prudently studied the terms and conditions concerning the Tender Offer by taking into account the valuation report on equity value obtained from Daiwa Securities CM, legal advice given by Anderson Mori & Tomotsune, the report of the third-party committee and other relevant materials. As a result, the Target Company judged that the Tender Offer would be beneficial to the improvement of the enterprise value of the Target Company; the Tender Offer Price and other conditions concerning the Tender Offer are adequate; and the Tender Offer would provide shareholders of the Target Company with reasonable opportunities to sell their shares at an appropriate price. The Target Company at its Board of Directors’ meeting held on November 25, 2011, expressed approval of the Tender Offer and all the directors present unanimously adopted a resolution to recommend that its shareholders subscribe to the Tender Offer. This meeting was attended by seven of the nine directors.

According to the Target Company, among the Target Company’s outside directors, Kazuyoshi Tsunoda and Shunichiro Uchimura, both of whom concurrently serve as executive officers of the Tender Offeror, did not participate in the discussion and resolutions by the Board of Directors concerning the Tender Offer to avoid any conflict of interest and were not involved in consultations and negotiations with the Company from the standpoint of representing the Target Company.

Please refer to (2) “Decision-making process of the Tender Offer, and management policy after the Tender Offer” and (3) “Measures to ensure the fairness of the Tender Offer including measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest” of 1. “Purpose of the Tender Offer with regard to the decision-making process of the tender offer and details of measures to avoid conflicts of interest.”

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(2)	Other information considered necessary for helping investors decide whether to subscribe to the Tender Offer

According to the Target Company, there is a possibility of causing some difference in economic effect between shareholders of the Target Company who would have tendered their shares in the Tender Offer and those who would not have tendered if the year-end dividend above is distributed with the record date of March 31, 2012, a day that will come after the settlement of the Tender Offer. Accordingly, the Target Company, at the meeting of its Board of Directors held today, revised the dividend forecast for the year ending March 31, 2012, and resolved not to distribute the year-end dividend for the year ending March 31, 2012, on the condition that the Tender Offer is consummated.

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[Insider Trading Regulations]

In accordance with the provisions of Article 167, Paragraph 3 of the Financial Instruments and Exchange Law and Article 30 of its Enforcement Regulations, anyone having read this press release is considered a primary recipient of information from the viewpoint of insider trading regulations. The Company accordingly urges you to exercise due care as you may be prohibited from purchasing the shares, etc. of the Target Company before 12 hours have passed from the time of this announcement (the time when it is posted on the Company Announcements Service page of Tokyo Stock Exchange’s Web site on the afternoon of November 25, 2011). If you are held liable under criminal, civil, or administrative laws for making such a prohibited purchase, the Company notes that it will assume no responsibility whatsoever.

[Restrictions on Solicitation]

This press release is to announce the Tender Offer and has not been prepared for the purpose of soliciting an offer to sell shares. If shareholders wish to make an offer to sell their shares, they should first read the Explanatory Document for the Tender Offer and make their own decision. This press release does not constitute, nor form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. In addition, this press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with any agreement thereof.

[Prospects]

This press release may include certain forward-looking statements with expressions such as “anticipate,” “forecast,” “intend,” “plan,” “believe” and “assume,” including those related to the future business of the Company and other corporations. Such forward-looking statements are based on the views of the management of the Company on its business forecasts at this time, and actual results may differ from such descriptions depending on future circumstances. As for the press release, the Company shall undertake no obligation to update any forward-looking statements to reflect events or circumstance that may arise after this release.

[In Other Countries]

In some countries or regions, the release, issuance or distribution of this press release is legally limited or restricted. In such countries or regions, care should be taken with respect to those limits and regulations, and conform to the national or local regulations. In countries or regions in which the execution of the Tender Offer is illegal, this press release or its translation shall serve as information only and you cannot apply to sell or purchase share certificates, etc., related to the Tender Offer.

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